Exhibit 99.1

Third Quarter 2014 results

Report to Shareholders

Third quarter financial measures:
EARNINGS PER SHARE (DILUTED) $1.85	NET INCOME $2,351 MILLION	RETURN ON EQUITY 20.6%	QUARTERLY DIVIDEND 66 CENTS PER COMMON SHARE

Scotiabank reports third quarter earnings of $2.4 billion, or $1.8 billion excluding a notable gain, and increases its quarterly dividend

Toronto, August 26, 2014 – Scotiabank today reported third quarter net income of $2,351 million, compared with net income of $1,747 million in the same period last year, an increase of 35%. Diluted earnings per share were $1.85 compared to $1.36 in the same period a year ago and $1.39 last quarter. This quarter had a net benefit of $555 million or 45 cents per share related to a gain on the sale of a majority of the Bank’s investment in CI Financial Corp. Last year’s results benefited from non-recurring items in International Banking of $90 million or 7 cents per share. Adjusting for both these items, diluted earnings per share were $1.40 this quarter, an increase of 9%.

Return on equity was 20.6% compared to 17.2% last year and 16.3% last quarter. A dividend of 66 cents per share was announced, an increase of 2 cents per share.

“This quarter benefited from good results across our businesses and a gain on the sale of our investment in CI Financial”, said Brian Porter, Scotiabank President and CEO. “Results through the first nine months of the year put us in a strong position to achieve our financial objectives for the year.

“Canadian Banking had a good third quarter with net income of $565 million, driven by a 5 basis point increase in the net interest margin, double digit growth in credit card and automotive lending volumes and strong growth in fee and commission revenues. Increases in loan losses and expenses were mainly from higher business volumes.

“International Banking reported earnings of $410 million, with strong contributions in Latin America and Asia being offset by weaker results in the Caribbean and Central America. While interest margins have declined year over year, more recently we have noted an improvement reflective of asset mix. Credit quality also remained generally stable with the increase in the provision for credit losses driven mainly by growth and acquisitions.

“Global Wealth & Insurance continues to perform well with a good third quarter of $846 million in earnings including the gain on sale of the investment in CI Financial Corp. Earnings were primarily driven by strong performance across the Wealth and Insurance businesses. Wealth business benefited from continued growth in net sales and favourable market conditions.

“Global Banking & Markets reported net income of $408 million with record results in investment banking and good performance in equities and corporate banking in Canada, the U.S. and Europe. Credit quality remains high.

“Our capital position is very strong, with a Common Equity Tier 1 ratio of 10.9%. The high quality capital level is a source of strength and positions the Bank well for future business growth.

“Executing on our strategic plan, which includes a strong focus on superior customer relationships, will continue to drive growth as well as consistent and sustainable earnings.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 81 for details.

Financial Highlights

	As at and for the three months ended				For the nine months ended
(Unaudited)	July 31 2014	April 30 2014	July 31 2013	(1)	July 31 2014	July 31 2013	(1)
Operating results ($ millions)
Net interest income	3,150	3,051	2,930		9,206	8,476
Net interest income (TEB(2))	3,155	3,054	2,935		9,217	8,488
Non-interest revenue	3,337	2,674	2,585		8,651	7,423
Non-interest revenue (TEB(2))	3,421	2,755	2,659		8,893	7,646
Total revenue	6,487	5,725	5,515		17,857	15,899
Total revenue (TEB(2))	6,576	5,809	5,594		18,110	16,134
Provision for credit losses	398	375	314		1,129	967
Operating expenses	3,140	2,995	3,003		9,240	8,687
Provision for income taxes	598	555	451		1,628	1,311
Provision for income taxes (TEB(2))	687	639	530		1,881	1,546
Net income	2,351	1,800	1,747		5,860	4,934
Net income attributable to common shareholders	2,267	1,699	1,637		5,573	4,595
Operating performance
Basic earnings per share ($)	1.86	1.40	1.37		4.59	3.85
Diluted earnings per share ($)	1.85	1.39	1.36		4.57	3.82
Adjusted diluted earnings per share(2) ($)	1.86	1.40	1.38		4.61	3.87
Return on equity(2) (%)	20.6	16.3	17.2		17.6	16.8
Productivity ratio (%) (TEB(2))	47.8	51.6	53.7		51.0	53.8
Core banking margin (%) (TEB(2))	2.41	2.42	2.33		2.39	2.31
Financial position information ($ millions)
Cash and deposits with financial institutions	49,964	59,758	52,157
Trading assets	120,407	117,728	101,845
Loans	418,942	418,864	397,314
Total assets	791,509	791,772	742,517
Deposits	545,339	551,724	507,461
Common equity	44,236	42,986	38,647
Preferred shares	2,934	3,234	4,384
Assets under administration(2)	421,944	418,971	360,469
Assets under management(2)	164,847	158,820	134,642
Capital measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.9	9.8	8.9
Tier 1 capital ratio (%)	12.3	11.3	11.0
Total capital ratio (%)	14.1	13.3	13.8
Assets-to-capital multiple	16.8	17.9	17.1
CET1 risk-weighted assets ($ millions)(3)	307,795	300,155	282,309
Credit quality
Net impaired loans ($ millions)(4)	1,877	1,941	1,874
Allowance for credit losses ($ millions)	3,406	3,364	3,213
Net impaired loans as a % of loans and acceptances(4)	0.43	0.45	0.46
Provisions for credit losses as a % of average loans and acceptances (annualized)	0.37	0.36	0.31		0.36	0.32
Common share information
Share price ($) (TSX)
High	74.93	66.72	60.15		74.93	61.84
Low	66.18	59.92	55.10		59.92	52.30
Close	74.01	66.60	58.01
Shares outstanding (millions)
Average – Basic	1,217	1,215	1,198		1,214	1,192
Average – Diluted	1,225	1,222	1,207		1,221	1,207
End of period	1,217	1,217	1,203
Dividends per share ($)	0.64	0.64	0.60		1.90	1.77
Dividend yield (%)(5)	3.6	4.0	4.2		3.8	4.1
Market capitalization ($ millions) (TSX)	90,083	81,027	69,795
Book value per common share ($)	36.34	35.33	32.12
Market value to book value multiple	2.0	1.9	1.8
Price to earnings multiple (trailing 4 quarters)	12.6	12.3	11.5
Other information
Employees	86,949	86,479	86,815	(6)
Branches and offices	3,286	3,321	3,338
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3 in the condensed interim consolidated financial statements). Capital measures for 2013 have not been restated for the new IFRS standards as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	As at July 31, 2014, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.
(4)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(5)	Based on the average of the high and low common share prices for the period.
(6)	Restated to conform with current period presentation.

2    Scotiabank Third Quarter Report 2014

Contents

4	Notable Business Highlights
5	Management’s Discussion and Analysis
7	Group Financial Performance and Financial Condition
	7	Financial results
	10	Risk management
	22	Financial position
	23	Capital management
	25	Common dividend
	25	Financial instruments

	25	Selected credit instruments – publicly known risk items
	26	Off-balance sheet arrangements
	26	Regulatory developments
27	Accounting Policies and Controls
	27	Accounting policies and estimates
	28	Future accounting developments
	29	Changes in internal control over financial reporting
	29	Related party transactions

29	Economic Outlook
30	Business Segment Review
39	Quarterly Financial Highlights
40	Share Data
41	Condensed Interim Consolidated Financial Statements (unaudited)
47	Notes to the Condensed Interim Consolidated Financial Statements
81	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2013 Annual Report under the headings “Overview – Outlook”, for Group Financial Performance “Outlook”, for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2013 Annual Report, as updated in this document); the effect of applying future accounting changes (see “Controls and Accounting Policies – Future accounting developments” in the Bank’s 2013 Annual Report, as updated in this document); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 60 of the Bank’s 2013 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 Annual Report under the headings “Overview – Outlook”, as updated in this document; and for each business segment “Outlook”. These “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2014    3

Q3 2014 Notable Business Highlights

Serving customers

•	Canadian Banking added the Visa Debit payment feature to Scotiabank’s debit cards, giving customers new opportunities to pay by debit when shopping online or outside of Canada.
•

Scotiabank announced the acquisition of 51% of Cencosud S.A.’s Financial Services Business in Chile. Cencosud is the largest retailer in Chile and the third largest retailer in Latin America. The company’s financial services business includes approximately 2.5 million credit cards and more than US$1.2 billion in outstanding balances in Chile. The acquisition is pending regulatory approval.

•

Scotiabank was Joint Lead Manager for Scentre Group on a €2.1 billion (equivalent) multi-tranche and multi-currency bond issue, one of the largest-ever corporate bond issues from Australia into the global debt capital markets. Scotiabank also acted as a significant hedge provider on the transaction for the long dated EUR and the GBP cross currency swaps. This deal was a result of close collaboration between Global Fixed Income (in Singapore, London and New York), Global Risk Management and Credit Execution (in Singapore and Toronto) and Corporate Banking (in Sydney and Singapore).

•

Global Asset Management launched several new products, including nine mandates under Dynamic Private Investment Pools, Scotia U.S. Dividend Growers LP (Series I) and Series T for all INNOVA Corporate Class Portfolios (excluding “Income” portfolio), as well as eleven new funds across the Caribbean, Latin America and China.

Recognized for success

•

For the fifth consecutive year, Scotiabank is the recipient of a Visa® Service Quality Performance Award for 2013 for its Commercial Card Program. This award recognizes best-in-class service that drives profitability and market differentiation.

•

Scotiabank was recognized as a Great Place to Work in Chile, Costa Rica, Dominican Republic, El Salvador, Panama, Peru, Puerto Rico and Mexico and was awarded Best Places to Work in the Cayman Islands by the Cayman Islands Society of Human Resources Professionals.

•	Scotia iTRADE was the top pick for 2014 in MoneySense magazine’s second annual ranking of Canada’s discount brokerages in the Ease of Use, Banking Integration and Customer Service categories.
•

Profuturo AFP was recognized by Bolsa de Valores de Lima in the top 25 Peruvian companies for its good business practices and strong corporate governance; Profuturo was also ranked as one of the top 50 best places to work in Peru.

•	Named the 2014 World’s Best Consumer Internet Bank by Global Finance magazine in 22 of our countries across the Caribbean and Central America.

Scotiabank’s Bright Future program in action

•

More than a thousand students from Lima, Peru participated in 40 different workshops led by 132 employees from Scotiabank, CrediScotia and Profuturo AFP under Scotiabank Bright Future, on topics related to financial education and entrepreneurship as well as reading, writing, math skills and art, amongst other subjects from the school curricula.

•

For the seventh year, Scotiabank and the Caribbean Broadcast Media Partnership on HIV/AIDS and in collaboration with the Pan Caribbean Partnership on HIV/AIDS launched, Regional Testing Day across 21 countries, to promote health and HIV prevention across the Caribbean.

4    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and total average assets related to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Scotiabank Third Quarter Report 2014    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the nine months ended
TEB Gross up ($ millions)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net interest income	$5	$3	$5	$11	$12
Other operating income	84	81	74	242	223
Total revenue and provision for taxes	$89	$84	$79	$253	$235

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

6    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	August 26, 2014

Financial results

Scotiabank’s net income for the third quarter was $2,351 million compared to $1,747 million in the same period last year and $1,800 million last quarter. This quarter’s net income included an after-tax gain of $555 million ($643 pre-tax) or 45 cents per share on sale of a majority of the Bank’s holding in CI Financial Corp. (“notable gain”), including an unrealized after-tax gain of $152 million on the reclassification of the Bank’s remaining investment in CI Financial Corp. to available-for-sale securities. The after-tax gain of $555 million is recorded primarily in Global Wealth & Insurance ($534 million), and the balance in Global Banking & Markets ($21 million), and is reflected in other operating income – other. Last year’s results benefited from a non-recurring after-tax net benefit of $90 million or 7 cents per share in International Banking.

Diluted earnings per share were $1.85, compared to $1.36 in the same period a year ago and $1.39 last quarter. Adjusting for the notable gain and last year’s non-recurring after-tax net benefit, earnings per share were $1.40 in the current year and $1.29 last year, an increase of 9%. Return on equity was strong at 20.6%, compared to 17.2% last year and 16.3% last quarter.

Impact of new IFRS standards

The Bank has retrospectively adopted new IFRS standards and amendments effective November 1, 2013. For an overview of the impacts of the adoption of new and amended IFRS standards, including a description of accounting policies selected, please refer to Note 3 starting on page 47 in the condensed interim consolidated financial statements.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items.

($ millions)	For the three months ended		For the nine months ended
	July 31, 2014 vs. July 31, 2013	July 31, 2014 vs. April 30, 2014	July 31, 2014 vs. July 31, 2013
U.S./Canadian dollar exchange rate (average)
July 31, 2014	$0.925	$0.925	$0.922
April 30, 2014		$0.905
July 31, 2013	$0.970		$0.986
% change	(4.7)%	2.2%	(6.5)%
Impact on income:(1)
Net interest income	$40	$(21)	$140
Net fee and commission revenues	22	(9)	71
Other operating income(2)	24	(6)	74
Operating expenses	(28)	15	(95)
Other items (net of tax)	(15)	6	(46)
Net income	$43	$(15)	$144
Earnings per share (diluted)	$0.04	$(0.01)	$0.12

Impact by business line:
Canadian Banking	$2	$(1)	$7
International Banking(2)	19	(7)	61
Global Wealth & Insurance	2	(2)	5
Global Banking & Markets	16	(7)	53
Other(1)	$4	$2	$18
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Q3 2014 vs Q3 2013

Net income

The Bank’s net income was $2,351 million in the third quarter, an increase of $604 million or 35%, from the same period a year ago. The quarter’s income included the notable gain of $555 million, while last year had an after-tax benefit of $90 million related to non-recurring items in International Banking. Adjusting for these, net income grew by $139 million or 8%, mainly from good volume growth, higher interest margins, positive operating leverage and the favourable impact of foreign currency translation. Partly offsetting were increased provisions for credit losses.

Total revenue

Total revenue (on a taxable equivalent basis) of $6,576 million was up $982 million or 18% from the same quarter last year. Adjusting for the notable gain and last year’s gain on sale of an associated corporation of $150 million, total revenue increased by $489 million or 9%. The year-over-year increase in revenues was from higher net interest income from asset growth and improved net interest margin, stronger non-interest revenues, including higher underwriting and banking fees and the positive impact of foreign currency translation.

Net interest income

Net interest income (on a taxable equivalent basis) was $3,155 million, $220 million or 8% higher than the same quarter last year. The year-over-year increase in net interest income was attributable to asset growth primarily in business lending and personal loans in International Banking and Canadian Banking, the positive impact of foreign currency translation, and an increase in the core banking margin.

The core banking margin was 2.41%, up from 2.33% last year. The increase in the margin was due mainly to improved margin in Canadian Banking and lower funding costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. Partly offsetting was margin compression in Global Banking & Markets and International Banking.

Net fee and commission revenues

Net fee and commission revenues of $1,962 million were up $213 million or 12%, from the same period last year. There were strong mutual fund fees from growth in assets under management, as a result of solid net sales and favourable market conditions, and the positive impact of foreign currency translation. There were also increases in credit card and transaction-based fees income and underwriting fees.

Scotiabank Third Quarter Report 2014    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Other operating income

Other operating income (on a taxable equivalent basis) was $1,459 million, up $549 million or 60% from last year’s $910 million, due primarily to the notable gain. Last year’s income included a gain from the sale of an associated corporation. Adjusting for both these items, other operating income was up by $56 million mainly from higher net gains on investment securities and the positive impact of foreign currency translation. These increases were partly offset by lower trading income and lower contributions from associated corporations as a result of the sale of the Bank’s investment in CI Financial Corp. during the quarter.

Provision for credit losses

The provision for credit losses was $398 million this quarter, up $84 million from the same period last year. The year-over-year increase was primarily due to higher provisions in International Banking and Canadian Banking, partly offset by lower provisions in Global Banking & Markets. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses were $3,140 million, up $137 million or 5% from the same quarter last year. The year-over-year growth was across most operating expense categories to support planned growth initiatives. Compensation-related expenses rose due to higher year-over-year annual staffing levels and increases in performance-based and stock-based compensation. Other increases included advertising, technology and business taxes and the negative impact of foreign currency translation. Last year included non-recurring charges in International Banking of $74 million.

The productivity ratio improved to 47.8%, from 53.7% in the same quarter last year. Excluding the notable gain and the non-recurring items last year the productivity ratio was 52.9% and 53.8%, respectively.

Taxes

The effective tax rate of 20.3% was slightly down from 20.5% in the same quarter last year, due mainly to lower taxes on the notable gain partially offset by higher taxes in foreign jurisdictions and proportionately lower tax-exempt dividend income in the current quarter.

Q3 2014 vs Q2 2014

Net income

Net income was $2,351 million, up $551 million, or 31% from last quarter’s $1,800 million. Adjusting for the notable gain, net income was in line with the previous quarter. The impact of three additional days in the quarter on net interest income and non-interest revenue and higher underwriting fees was more than offset by lower trading income and higher operating expenses. The negative impact of foreign currency translation also contributed to the decline in income.

Total revenue

Total revenue (on a taxable equivalent basis) was $6,576 million, up $767 million or 13% quarter over quarter, mostly due to the notable gain. The remaining growth of $124 million was due mainly to higher net interest income and banking fees as a result of three more days in the quarter and growth in underwriting fees. These increases were partly offset by lower trading revenues, reduced net gains on investment securities and the negative impact of foreign currency translation. Contributions from associated corporations was also lower as compared to the last quarter as a result of sale of the Bank’s investment in CI Financial Corp.

Net interest income

Net interest income (on a taxable equivalent basis) of $3,155 million, was up from $3,054 million in the previous quarter. This increase was attributable to the impact of three additional days in the quarter, partly offset by the negative impact of foreign currency translation.

The core banking margin was at 2.41% compared to 2.42% last quarter. The lower core banking margin was entirely due to the impact of higher volume of low-margin deposits with banks.

Net fee and commission revenues

Net fee and commission revenues of $1,962 million increased $120 million or 7% quarter over quarter due mainly to higher credit fees and the impact of three additional days in the current quarter on banking and non-trading foreign exchange fees.

Other operating income

Other operating income (on a taxable equivalent basis) increased by $546 million or 60% to $1,459 million, mostly from the notable gain. Adjusting for the notable gain, other operating income declined by $97 million due to lower trading revenues and net gains on investment securities. The impact of lower income from associated corporations as a result of sale of the Bank’s investment in CI Financial Corp., also contributed to the quarter-over-quarter reduction.

Provision for credit losses

The provision for credit losses was $398 million, up $23 million from the prior quarter. The increase was due primarily to moderately higher provisions in International Banking and, to a lesser extent, Canadian Banking. Further discussion on credit risk is provided on page 10.

8    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Operating expenses and productivity

Operating expenses of $3,140 million were $145 million or 5% higher quarter over quarter. The largest increase in operating expenses was in compensation-related expenses due mainly to three additional days in the quarter, higher performance-based and stock-based compensation partly offset by the positive impact of foreign currency translation. Last quarter also benefited from recoveries of business taxes.

The productivity ratio improved to 47.8%, from 51.6% in the previous quarter. Excluding the notable gain the productivity ratio was 52.9%.

Taxes

The effective tax rate this quarter decreased to 20.3% from 23.6% in the prior quarter due primarily to lower taxes on the notable gain and lower taxes in foreign jurisdictions.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

Net income

Net income was $5,860 million, an increase of $926 million or 19% compared to the same period last year. Adjusting for the current year notable gain and last year’s after-tax benefit of $90 million related to non-recurring items in International Banking, net income grew by $461 million. The year-over-year growth resulted from good volume growth, higher interest margins, positive operating leverage and the favourable impact of foreign currency translation. Partly offsetting were increased provisions for credit losses and the impact of a higher income tax rate.

Total revenue

For the nine month period, total revenue (on a taxable equivalent basis) of $18,110 million was $1,976 million or 12% higher than the same period last year. Adjusting for the notable gain and last year’s gain from an associated corporation, total revenue grew by $1,483 million or 9%. The increase was due mainly to strong net interest income, higher net gains on investment securities, strong wealth management revenues, increased underwriting fees, and the positive impact of foreign currency translation. There were also higher transactions-based banking and non-trading foreign exchange fees. These increases were partially offset by lower trading income.

Net interest income

Net interest income (on a taxable equivalent basis) was $9,217 million for the nine month period, up $729 million or 9% from the same period last year. This increase was attributable to strong loan growth in International Banking, higher consumer auto loans and residential mortgages in Canadian Banking, the positive impact of foreign currency translation and an increase in the core banking margin.

The year-to-date core banking margin was 2.39%, up from 2.31% for the same period last year. The increase in the margin was due mainly to improved margin in Canadian Banking and lower funding costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. Partly offsetting was margin compression in International Banking and in Global Banking & Markets.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenues of $5,695 million were up $561 million or 11%. This growth was attributable primarily to higher transaction-based banking and non-trading foreign exchange fees and strong growth in wealth management revenues from increases in assets under management and assets under administration from solid net sales and favourable market conditions. Additionally, the positive impact of foreign currency translation also contributed to the year-over increase in total revenues.

Other operating income

Other operating income (on a taxable equivalent basis) increased by $686 million or 27% to $3,198 million. Adjusting for this year’s notable gain and last year’s gain from an associated corporation, other operating income grew by $193 million or 8% due mainly to the higher net gains on investment securities and the positive impact of foreign currency translation. Partly offsetting these increases were lower trading revenues and reduced contributions from associated corporations as a result of sale of the Bank’s investment in CI Financial Corp.

Provision for credit losses

For the nine month period, total provisions for credit losses were $1,129 million, up $162 million from $967 million during the same period last year. The increase was due primarily to higher provisions in International Banking and, to a lesser extent, Canadian Banking. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses were $9,240 million, $553 million or 6% higher than last year. Higher compensation-related expenses reflected increased staffing levels, annual salary increases, higher performance-based and stock-based compensation. Expenses were also up due to Tangerine brand transition costs, the negative impact of foreign currency translation and acquisitions. The remaining growth across the other operating expense categories was primarily to support ongoing growth initiatives. Last year included non-recurring charges in International Banking.

Scotiabank Third Quarter Report 2014    9

MANAGEMENT’S DISCUSSION & ANALYSIS

The year-to-date productivity ratio was 51.0%, as compared to 53.8% for the same period last year. Operating leverage, year-over-year, was positive 5.9%. Adjusting for the notable gain in the current year and non-recurring items in International Banking last year, the year-to-date productivity ratio was 52.9% and the year-over-year operating leverage was positive 2%.

Taxes

The effective tax rate for the nine months was 21.7%, up from 21.0% in the same period last year. The increase in the effective tax rate was due primarily to higher taxes in foreign jurisdictions and proportionately lower tax-exempt dividend income in the current year partially offset by lower taxes on the notable gain.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 60 to 82 of the 2013 Annual Report.

Credit risk

Provision for credit losses

Q3 2014 vs Q3 2013

The provision for credit losses was $398 million this quarter, compared to $314 million in the same period last year.

The provision for credit losses was $151 million in Canadian Banking, up from $108 million in the same quarter last year, due primarily to higher provisions in retail portfolios, generally reflecting growth in the higher margin auto and credit card portfolios, and higher commercial provision reversals in the same quarter last year.

The provision for credit losses was $244 million in International Banking, compared to $194 million in the same period last year. The increase was driven by higher retail provisions in Latin America and the Caribbean. Commercial provisions increased mainly in Latin America, most notably in Mexico and to a lesser extent in the Caribbean and Central America.

Global Banking & Markets’ provision for credit losses was $1 million this quarter, compared to $11 million in the same quarter last year.

Q3 2014 vs Q2 2014

The provision for credit losses was $398 million this quarter, compared to $375 million in the previous quarter.

The provision for credit losses was $151 million in Canadian Banking, up from $140 million in the previous quarter mainly due to higher provisions in unsecured retail portfolios.

The provision for credit losses was $244 million in International Banking this quarter, up from $230 million in the previous quarter. The increase was due primarily to higher retail provisions in Colombia and the Caribbean, with higher commercial provisions in Mexico partly offset by lower retail provisions in Mexico.

Global Banking & Markets’ provision for credit losses was $1 million this quarter, compared to $5 million in the prior quarter.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

For the nine month period, total provisions for credit losses were $1,129 million, up $162 million from $967 million during the same period last year.

The provision for credit losses was $425 million in Canadian Banking, up $63 million from the same period last year generally reflecting growth in the auto and credit card portfolios.

International Banking’s provision for credit losses was $693 million, compared to $574 million in the same period last year. Higher retail provisions broadly reflected portfolio growth, with higher provisions in Mexico partly offset by lower provisions in Chile and the Caribbean. Commercial provisions increased in Latin America, primarily in Colombia due to higher net acquisition-related benefits last year. The net benefit from the release of the credit mark in excess of actual losses on acquired retail and commercial portfolios in Banco Colpatria was $1 million compared to $49 million in the same period last year.

Global Banking & Markets’ provision for credit losses was $9 million, compared to $28 million in the same period last year.

Global Wealth & Insurance’s provision for credit losses was $2 million, down $1 million from the same period last year.

Allowance for credit losses

The total allowance for credit losses was $3,259 million as at July 31, 2014 (excluding $147 million of allowance covered by FDIC guarantees related to R-G Premier Bank of Puerto Rico) compared to $3,231 million as at April 30, 2014 (excluding $133 million related to R-G Premier Bank). In addition, the allowance for off-balance-sheet credit risks classified as other liabilities remained at $184 million.

The total allowance for credit losses includes allowances of $1,272 million related to performing loans as at July 31, 2014, unchanged from April 30, 2014. The allowance for credit losses related to impaired loans was $1,987 million compared to $1,959 million as at April 30, 2014.

In Canadian Banking, the allowance decreased to $642 million from $667 million as at April 30, 2014.

In International Banking, the allowance for credit losses increased $53 million to $1,297 million due to increases in the retail portfolios, primarily in Colombia.

10    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking & Markets had an allowance of $42 million, down $1 million from April 30, 2014 due to an increase in reversals in the United States.

Impaired loans

Total gross impaired loans as at July 31, 2014, were $3,864 million, decreased from $3,900 million as at April 30, 2014 with decreases in Global Banking & Markets, Canadian Commercial and International Commercial portfolios.

Total net impaired loans as at July 31, 2014 were $1,877 million, down $64 million from $1,941 million as at April 30, 2014.

Net impaired loans in Canadian Banking were $339 million, down from $344 million as at April 30, 2014, due to a decrease in commercial portfolios, partially offset by an increase in retail portfolios.

International Banking’s total net impaired loans decreased to $1,453 million from $1,470 million as at April 30, 2014, due to a decrease in commercial portfolios partially offset by an increase in retail portfolios.

In Global Banking & Markets, total net impaired loans decreased to $76 million at the end of this quarter, compared to $118 million at the end of last quarter.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowances for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

On the Bank’s acquisition of Banco Colpatria, to arrive at the fair value, an aggregate credit mark adjustment of $549 million was established (incurred loss mark of $385 mil-

lion and a future expected loss mark of $164 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition.

For individually assessed loans, the incurred loss mark of $115 million established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. As at the end of July 31, 2014, the remaining credit mark adjustment was $51 million (April 30, 2014 – $58 million).

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine losses at the date of acquisition. The portfolio approach resulted in both an incurred loss mark of $270 million and a future expected loss mark of $164 million. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio, and an increase in expected cash flows will result in a recovery in provision for credit losses in the Consolidated Statement of Income. Any cash flows lower than expected will result in additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans amortizes down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the acquired loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A charge is recorded if the actual losses exceed the amortized amounts. As at July 31, 2014, on the loans that are not individually assessed, the remaining incurred loss mark and future expected loss mark was $32 million and $14 million, respectively (April 30, 2014 – $44 million and $23 million).

On the Bank’s acquisition of Tangerine, to arrive at the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million) relating to $13.9 billion of uninsured loans. There were no loans acquired at a deep discount within the purchased loan portfolio. As at the end of July 31, 2014, the remaining incurred loss mark and future expected loss mark were $3 million and $19 million, respectively (April 30, 2014 – $4 million and $20 million).

Scotiabank Third Quarter Report 2014    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of loan portfolio – Top and emerging risk

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2014, these loans amounted to $293 billion or 68% of the Bank’s total loans and acceptances outstanding (April 30, 2014 – $290 billion or 67%; October 31, 2013 – $286 billion or 69%). Of these, $230 billion or 78% are real estate secured loans (April 30, 2014 – $230 billion or 79%; October 31, 2013 – $228 billion or 81%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at July 31, 2014
	Residential mortgages						Home equity lines of credit
	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,961	3.7	$5,080	2.7	$12,041	6.4	$1	–	$1,296	6.8	$1,297	6.8
Quebec	7,653	4.1	7,951	4.2	15,604	8.3	1	–	1,045	5.5	1,046	5.5
Ontario	47,364	25.1	46,114	24.5	93,478	49.6	4	0.1	9,417	49.7	9,421	49.8
Manitoba & Saskatchewan	4,526	2.4	3,670	1.9	8,196	4.3	2	–	876	4.6	878	4.6
Alberta	17,188	9.1	11,872	6.3	29,060	15.4	4	–	3,122	16.4	3,126	16.4
British Columbia & Territories	14,427	7.6	15,744	8.4	30,171	16.0	1	–	3,215	16.9	3,216	16.9
Canada(3)	$98,119	52.0%	$90,431	48.0%	$188,550	100%	$13	0.1%	$18,971	99.9%	$18,984	100%
International	–	–	22,841	100	22,841	100	–	–	–	–	–	–
Total	$98,119	46.4%	$113,272	53.6%	$211,391	100%	$13	0.1%	$18,971	99.9%	$18,984	100%
	As at April 30, 2014
Canada	$101,042	53.6%	$87,353	46.4%	$188,395	100%	$14	0.1%	$18,852	99.9%	$18,866	100%
International	–	–	22,471	100	22,471	100	–	–	–	–	–	–
Total	$101,042	47.9%	$109,824	52.1%	$210,866	100%	$14	0.1%	$18,852	99.9%	$18,866	100%
	As at October 31, 2013
Canada	$103,236	54.6%	$85,701	45.4%	$188,937	100%	$15	0.1%	$18,666	99.9%	$18,681	100%
International	–	–	20,928	100	20,928	100	–	–	–	–	–	–
Total	$103,236	49.2%	$106,629	50.8%	$209,865	100%	$15	0.1%	$18,666	99.9%	$18,681	100%

(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4 + units) of $863 of which $195 are insured.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at July 31, 2014
	Residential mortgages by amortization
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	34.4%	33.0%	25.2%	7.3%	0.1%	100%
International	66.8%	20.6%	11.4%	1.0%	0.2%	100%
	As at April 30, 2014
Canada	34.5%	31.9%	25.4%	8.1%	0.1%	100%
International	67.6%	20.2%	11.0%	1.0%	0.2%	100%
	As at October 31, 2013
Canada	34.3%	29.4%	26.6%	9.5%	0.2%	100%
International	64.5%	21.2%	12.9%	1.1%	0.3%	100%

12    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 48% uninsured (April 30, 2014 – 46%; October 31, 2013 – 45%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 55% (April 30, 2014 – 55%; October 31, 2013 – 57%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit under the Scotia Total Equity Plan, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended July 31, 2014
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	67.5%	64.1%
Quebec	61.6	68.5
Ontario	61.2	64.5
Manitoba & Saskatchewan	66.7	66.3
Alberta	65.5	67.7
British Columbia & Territories	59.2	63.2
Canada	62.1%	65.0%
International	69.3%	N/A
	For the three months ended April 30, 2014
Canada	62.2%	63.7%
International	71.5%	N/A
	For the three months ended October 31, 2013
Canada	63.6%	65.7%
International	68.9%	N/A
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $847 million as at July 31, 2014 (April 30, 2014 – $783 million; October 31, 2013 – $971 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

Scotiabank Third Quarter Report 2014    13

MANAGEMENT’S DISCUSSION & ANALYSIS

The current European exposure is provided below:

	As at
	July 31, 2014						April 30 2014	October 31 2013
	Loans and loan equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposures	$8,368	$1,957	$10,223	$8,092	$790	$29,430	$29,823	$27,749
Less: Undrawn commitments	–	–	10,223	–	–	10,223	9,375	8,370
Net funded exposure	$8,368	$1,957	$–	$8,092	$790	$19,207	$20,448	$19,379

(1)	Net of allowances for credit losses of $16. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $1,383 and collateral held against SFT was $15,328.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (77% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below are the funded exposures related to all European countries:

	As at
	July 31, 2014(1)				April 30 2014	October 31 2013
($ millions)	Sovereign(2)	Bank	Corporate(3)	Total	Total	Total
Greece	$–	$–	$384	$384	$434	$432
Ireland	18	–	345	363	344	226
Italy	628	282	24	934	1,201	407
Portugal	–	3	3	6	25	28
Spain	(3)	33	262	292	433	316
Total GIIPS	$643	$318	$1,018	$1,979	$2,437	$1,409

U.K.	1,825	1,096	5,134	8,055	$7,431	$6,799
Germany	587	855	734	2,176	1,899	2,398
France	312	663	467	1,442	2,215	2,934
Netherlands	213	278	566	1,057	1,114	1,012
Switzerland	–	284	785	1,069	1,207	1,945
Other	921	328	2,180	3,429	4,145	2,882
Total Non-GIIPS	$3,858	$3,504	$9,866	$17,228	$18,011	$17,970
Total Europe	$4,501	$3,822	$10,884	$19,207	$20,448	$19,379
Total Europe as at April 30, 2014	$4,209	$4,304	$11,935	$20,448
Total Europe as at October 31, 2013	$3,540	$4,904	$10,935	$19,379
(1)	Amounts in brackets represent net short positions arising from trading transactions.
(2)	Includes $400 (April 30, 2014 – $423; October 31, 2013 – $170) in exposures to supra-national agencies.
(3)	Corporate includes financial institutions that are not banks.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of July 31, 2014, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $2.0 billion, down from $2.4 billion last quarter.

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $17 million and $1 million in trading book securities. The

Bank was net long securities in sovereign exposures to Italy ($628 million) and short to Spain ($3 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $282 million, as at July 31, 2014 (April 30, 2014 – $319 million; October 31, 2013 – $375 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $384 million (April 30, 2014 – $434 million; October 31, 2013 – $432 million) related primarily to secured loans to shipping companies.

14    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposures are distributed as follows:

	As at
	July 31, 2014					April 30 2014	October 31 2013
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total	Total
Greece	$380	$1	$3	$–	$384	$434	$432
Ireland	91	17	255	–	363	344	226
Italy	325	1	606	2	934	1,201	407
Portugal	–	–	6	–	6	25	28
Spain	271	1	14	6	292	433	316
Total GIIPS	$1,067	$20	$884	$8	$1,979	$2,437	$1,409

U.K.	$4,108	$1,501	$2,104	$342	$8,055	$7,431	$6,799
Germany	912	533	602	129	2,176	1,899	2,398
France	610	37	733	62	1,442	2,215	2,934
Netherlands	561	78	351	67	1,057	1,114	1,012
Switzerland	710	35	296	28	1,069	1,207	1,945
Other	2,357	32	886	154	3,429	4,145	2,882
Total Non-GIIPS	$9,258	$2,216	$4,972	$782	$17,228	$18,011	$17,970
Total Europe	$10,325	$2,236	$5,856	$790	$19,207	$20,448	$19,379

Securities exposures to European sovereigns and banks (excluding GIIPS) was $3.6 billion as at July 31, 2014 (April 30, 2014 – $3.1 billion; October 31, 2013 – $4.4 billion), predominately related to issuers in the United Kingdom, France and Germany. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis.

Undrawn commitments of $10.2 billion (April 30, 2014 – $9.4 billion; October 31, 2013 – $8.4 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $6.6 billion as at July 31, 2014 (April 30, 2014 – $6.3 billion; October 31, 2013 – $5.1 billion). As at July 31, 2014, issued letters of credit with banks amounted to $3.5 billion (April 30, 2014 – $2.9 billion; October 31, 2013 – $2.9 billion). Unfunded commitments are detailed further by country in the table on page 16.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
•	letters of credit or guarantees (included as loan equivalents in the above table) from entities in European countries to entities in countries outside of Europe.

Included in the indirect securities exposure was $219 million related to GIIPS, $70 million to Germany and $60 million to the United Kingdom and $55 million to Switzerland. Indirect exposure by way of letters of credit totaled $1,957 million at July 31, 2014 (April 30, 2014 – $2,003 million; October 31, 2013 – $1,523 million), of which $47 million (April 30, 2014 – $42 million; October 31, 2013 – $69 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $1,224 million (April 30, 2014 – $1,344 million; October 31, 2013 – $680 million).

Scotiabank Third Quarter Report 2014    15

MANAGEMENT’S DISCUSSION & ANALYSIS

	Undrawn commitments			Indirect exposure
($ millions)	July 31 2014	April 30 2014	October 31 2013	July 31 2014	April 30 2014	October 31 2013
Greece	$–	$–	$–	$–	$–	$–
Ireland	55	55	68	13	–	18
Italy	50	72	74	1	11	21
Portugal	–	–	–	–	–	–
Spain	53	69	294	224	449	209
Total GIIPS	$158	$196	$436	$238	$460	$248
U.K.	$4,891	$4,922	$4,043	$1,562	$833	$524
Germany	782	767	782	604	195	370
France	1,434	655	647	39	350	273
Netherlands	904	867	845	79	206	172
Switzerland	695	671	548	90	162	229
Other	1,359	1,297	1,069	42	356	288
Total Non-GIIPS	$10,065	$9,179	$7,934	$2,416	$2,102	$1,856
Total Europe	$10,223	$9,375	$8,370	$2,654	$2,562	$2,104

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS as at July 31, 2014, the Bank had no CDS protection on funded loan exposures. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	July 31 2014	April 30 2014	July 31 2013
Credit spread plus interest rate	$14.8	$13.2	$10.1
Credit spread	10.7	9.5	7.8
Interest rate	10.8	10.4	6.2
Equities	3.1	2.5	2.9
Foreign exchange	0.8	0.8	1.1
Commodities	2.7	2.7	1.9
Debt specific	15.5	12.4	13.9
Diversification effect	(15.5)	(13.5)	(12.5)
All Bank VaR	$21.5	$18.1	$17.4
All Bank Stressed VaR	$31.2	$30.7	$33.8

In the third quarter of 2014, the average one-day total VaR was $21.5 million, an increase from $18.1 million in the previous quarter. The increase was due to increases in both general market risk VaR and debt specific risk VaR.

The average one-day total Stressed VaR during the quarter was $31.2 million, up slightly from $30.7 million in the previous quarter. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis following the collapse of Lehman Brothers.

There was one trading loss day in the third quarter, compared to two in the previous quarter. The loss was within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default, as well as the potential for indirect losses that may arise from a default event; and

•	Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade, as well as the potential for indirect losses that may arise from a credit migration event.

16    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon.

Validation of new models

Prior to the implementation of new market risk models, substantial validation and testing is conducted. Validation is conducted when a model is initially developed and when any significant changes are made to a model. Models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier re-validation due to significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions;
•	The use of hypothetical portfolios to ensure that models are able to capture concentration risk that may arise in an undiversified portfolio.

Market risk linkage to balance sheet

Trading assets and liabilities are marked to market daily and included in traded risk measures such as VaR. Derivatives risk related to Global Banking & Market activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-traded risk category. A comparison of balance sheet items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to balance sheet of the Bank

As at July 31, 2014	Market Risk Measure

($ millions)	Consolidated balance sheet	Trading risk	Non-trading risk	Not subject to market-risk	Primary risk sensitivity of non-traded risk
Precious metals	$7,916	$7,916	$–	$–	n/a
Trading assets	120,407	120,407	–	–	n/a
Financial assets designated at fair value through profit or loss	111	–	111	–	Interest rate
Derivative financial instruments	24,952	23,297	1,655	–	Interest rate, FX, equity
Investment securities	39,064	–	39,064	–	Interest rate, equity
Loans	418,942	–	418,942	–	Interest rate, FX
Assets not subject to market risk(1)	180,117	–	–	180,117	n/a
Total assets	$791,509	$151,620	$459,772	$180,117
Deposits	$545,339	$–	$519,947	$25,392	Interest rate, FX, equity
Obligations related to securities sold short	30,163	30,163	–	–	n/a
Derivative financial instruments	28,686	27,666	1,020	–	Interest rate, FX
Trading liabilities(2)(3)	4,151	4,151	–	–	n/a
Retirement benefit liabilities	1,890	–	1,890	–	Interest rate, credit spread
Liabilities not subject to market risk(4)	132,834	–	–	132,834	n/a
Total liabilities	$743,063	$61,980	$522,857	$158,226
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Includes financial liabilities designated at fair value through profit or loss.
(3)	Gold and silver certificates and bullion included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank Third Quarter Report 2014    17

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2013	Market Risk Measure

($ millions)	Consolidated balance sheet	Trading risk	Non-trading risk	Not subject to market-risk	Primary risk sensitivity of non-traded risk
Precious metals	$8,880	$8,880	$–	$–	n/a
Trading assets	96,489	96,489	–	–	n/a
Financial assets designated at fair value through profit or loss	106	–	106	–	Interest rate
Derivative financial instruments	24,503	23,147	1,356	–	Interest rate, FX, equity
Investment securities	34,319	–	34,319	–	Interest rate, equity
Loans	402,215	–	402,215	–	Interest rate, FX
Assets not subject to market risk(1)	177,132	–	–	177,132	n/a
Total assets	$743,644	$128,516	$437,996	$177,132
Deposits	$518,061	$–	$495,630	$22,431	Interest rate, FX, equity
Obligations related to securities sold short	24,977	24,977	–	–	n/a
Derivative financial instruments	29,267	28,262	1,005	–	Interest rate, FX
Trading liabilities(2)(3)	3,622	3,622	–	–	n/a
Retirement benefit liabilities	1,548	–	1,548	–	Interest rate, credit spread
Liabilities not subject to market risk(4)	120,782	–	–	120,782	n/a
Total liabilities	$698,257	$56,861	$498,183	$143,213
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Includes financial liabilities designated at fair value through profit or loss.
(3)	Gold and silver certificates and bullion included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 23 to the condensed interim consolidated financial statements and in Note 38 of the audited consolidated financial statements in the Bank’s 2013 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with commercial banks, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes, trading securities, which are primarily held by Global Banking & Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2014, unencumbered liquid assets were $178 billion, compared to $170 billion as at October 31, 2013. The mix of these liquid assets between securities and other liquid assets, which include cash, deposits with banks and precious metals was 72% and 28%, respectively (October 31, 2013 – 68% and 32%, respectively). The increase in liquid assets was mainly attributable to an increase in unencumbered liquid securities, including mortgage-backed securities which are classified as residential mortgage loans for accounting purposes.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Statement of Financial Position as at July 31, 2014. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

18    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at July 31, 2014
($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Total unencumbered liquid assets(1)
				Pledged as collateral	Other(2)	Available as collateral	Other
Cash and deposits with central banks	$42,290	$–	$42,290	$–	$7,575	$34,715	$–
Deposits with financial institutions	7,674	–	7,674	–	1,820	5,854	–
Precious metals	7,916	–	7,916	–	49	7,867	–
Securities
Canadian government obligations	35,113	12,249	47,362	32,313	–	15,049	–
Foreign government obligations	39,380	40,690	80,070	61,099	–	18,971	–
Other securities	58,376	42,788	101,164	45,796	–	55,368	–
Loans
NHA mortgage-backed securities(3)	42,929	–	42,929	3,903	–	39,026	–
Call and short loans	920	–	920	–	–	920	–
Total	$234,598	$95,727	$330,325	$143,111	$9,444	$177,770	$–

	As at October 31, 2013
($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Total unencumbered liquid assets(1)
				Pledged as collateral	Other(2)	Available as collateral	Other
Cash and deposits with central banks	$44,097	$–	$44,097	$–	$7,509	$36,588	$–
Deposits with financial institutions	9,240	–	9,240	–	1,626	7,614	–
Precious metals	8,880	–	8,880	–	54	8,826	–
Securities
Canadian government obligations	28,667	8,231	36,898	23,007	–	13,891	–
Foreign government obligations	30,903	38,327	69,230	53,809	–	15,421	–
Other securities	49,573	34,808	84,381	32,292	–	52,089	–
Loans
NHA mortgage-backed securities(3)	45,546	–	45,546	10,810	–	34,736	–
Call and short loans	887	–	887	–	–	887	–
Total	$217,793	$81,366	$299,159	$119,918	$9,189	$170,052	$–
(1)	Total unencumbered liquid assets equate to total liquid assets less encumbered liquid assets.
(2)	Assets which are restricted from being used to secure funding for legal or other reasons.
(3)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	July 31 2014	October 31 2013
Bank of Nova Scotia (Parent)	$140,784	$126,376
Bank domestic subsidiaries	21,009	21,288
Bank foreign subsidiaries	15,977	22,388
Total	$177,770	$170,052

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (91%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Scotiabank Third Quarter Report 2014    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

Asset encumbrance

As at July 31, 2014				Encumbered assets		Unencumbered assets

($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$42,290	$–	$42,290	$–	$7,575	$34,715	$–
Deposits with financial institutions	7,674	–	7,674	–	1,820	5,854	–
Precious metals	7,916	–	7,916	–	49	7,867	–
Liquid securities (as per liquid asset table on page 19)	132,869	95,727	228,596	139,208	–	89,388	–
Other securities	10,625	4,735	15,360	2,646	–	–	12,714
Loans classified as liquid assets (as per liquid asset table on page 19)	43,849	–	43,849	3,903	–	39,946	–
Other loans	388,005	–	388,005	12,552	32,714	10,447	332,292
Other financial assets(4)	132,750	(81,635)	51,115	2,695	–	–	48,420
Non-financial assets	25,531	–	25,531	–	–	–	25,531
Total	$791,509	$18,827	$810,336	$161,004	$42,158	$188,217	$418,957

As at October 31, 2013				Encumbered assets		Unencumbered assets

($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$44,097	$–	$44,097	$–	$7,509	$36,588	$–
Deposits with financial institutions	9,240	–	9,240	–	1,626	7,614	–
Precious metals	8,880	–	8,880	–	54	8,826	–
Liquid securities (as per liquid asset table on page 19)	109,143	81,366	190,509	109,108	–	81,401	–
Other securities	9,372	4,286	13,658	2,491	–	–	11,167
Loans classified as liquid assets (as per liquid asset table on page 19)	46,433	–	46,433	10,810	–	35,623	–
Other loans	367,007	–	367,007	9,821	30,802	10,135	316,249
Other financial assets(4)	123,835	(70,341)	53,494	2,938	–	–	50,556
Non-financial assets	25,637	–	25,637	–	–	–	25,637
Total	$743,644	$15,311	$758,955	$135,168	$39,991	$180,187	$403,609
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of July 31, 2014 total encumbered assets of the Bank were $203 billion (October 31, 2013 – $175 billion). Of the remaining $607 billion (October 31, 2013 – $584 billion) of unencumbered assets, $188 billion (October 31, 2013 – $180 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide additional $502 million or $619 million collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are being employed to hedge derivative positions in trading books or for hedging purposes, are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

20    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory developments relating to liquidity

In January 2013 the Basel Committee on Banking Supervision (BCBS) finalized its international framework on Liquidity Coverage Ratio (LCR) requirements. Subsequently, in May 2014, OSFI released its Liquidity Adequacy Requirements (LAR) which contain the rules for Canadian Banks including LCR and the Net Cumulative Cash Flow (NCCF). The LCR and NCCF are scheduled for implementation in January 2015.

In January 2014, BCBS released its latest consultative document on the Net Stable Funding Ratio (NSFR) which has not been finalized. NSFR implementation is expected in January 2018. The Bank continues to monitor developments related to liquidity requirements.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuance.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $229 billion as at July 31, 2014 (October 31, 2013 – $224 billion). The increase since October 31, 2013, was due primarily to personal deposits and internal capital generation. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $115 billion (October 31, 2013 – $110 billion). Longer term wholesale debt issuances includes medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the Bank’s Canadian Debt and Equity Shelf and the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds and Canadian NHA MBS), and of unsecured personal lines of credits through the Hollis Receivables Term Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and SEC Registered Covered Bond Shelf. As well, the Bank’s Covered Bond Program is listed with the U.K. Listing Authority. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme.

The table below provides the remaining contractual maturities of wholesale funding sources. The products are aligned to Enhanced Disclosure Task Force (EDTF) recommended categories for comparability with other banks. In the Statement of Financial Position, unless separately disclosed, most sources are included in Business & Government Deposits.

Scotiabank Third Quarter Report 2014    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Wholesale funding sources(1)

	As at July 31, 2014

($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$ 5,171	$ 1,537	$ 518	$ 361	$ 108	$ 7,695	$ 109	$ 114	$ 6	$ 7,924
Bearer deposit notes, commercial paper and certificate of deposits	17,522	21,910	23,663	16,613	5,529	85,237	7,880	1,189	139	94,445
Asset-backed commercial paper(3)	4,066	2,336	–	–	–	6,402	–	–	–	6,402
Medium term notes and deposit notes	338	1,377	9,188	2,772	2,286	15,961	14,620	29,442	6,915	66,938
Asset-backed securities	–	–	1	351	–	352	8	1,303	529	2,192
Covered bonds	–	11	2,180	1,363	–	3,554	2,725	8,577	38	14,894
Mortgage securitization(4)	–	1,369	616	779	696	3,460	3,446	8,708	5,355	20,969
Subordinated debentures(5)	6	30	27	4	47	114	29	–	5,308	5,451
Total wholesale funding sources	$ 27,103	$ 28,570	$ 36,193	$ 22,243	$ 8,666	$ 122,775	$ 28,817	$ 49,333	$ 18,290	$ 219,215

Of Which:
Unsecured funding	$ 23,037	$ 24,854	$ 33,396	$ 19,750	$ 7,970	$ 109,007	$ 22,638	$ 30,745	$ 12,368	$ 174,758
Secured funding	4,066	3,716	2,797	2,493	696	13,768	6,179	18,588	5,922	44,457

	As at October 31, 2013

($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$ 7,304	$ 1,104	$ 615	$ 292	$ 364	$ 9,679	$ 90	$ 111	$ 42	$ 9,922
Bearer deposit notes, commercial paper and certificate of deposits	12,666	31,061	26,376	5,183	6,055	81,341	8,274	930	125	90,670
Asset-backed commercial paper(3)	4,205	1,738	83	–	–	6,026	–	–	–	6,026
Medium term notes and deposit notes	486	3,426	2,493	2,116	1,487	10,008	14,275	27,448	3,128	54,859
Asset-backed securities	–	–	–	–	–	–	931	791	71	1,793
Covered bonds	16	999	42	–	10	1,067	5,998	6,809	36	13,910
Mortgage securitization(4)	1,750	1,510	3,483	1,327	1,369	9,439	2,482	10,129	5,116	27,166
Subordinated debentures(5)	14	15	17	12	12	70	–	100	5,860	6,030
Total wholesale funding sources	$ 26,441	$ 39,853	$ 33,109	$ 8,930	$ 9,297	$ 117,630	$ 32,050	$ 46,318	$ 14,378	$ 210,376

Of Which:
Unsecured funding	$ 20,470	$ 35,606	$ 29,501	$ 7,603	$ 7,918	$ 101,098	$ 22,639	$ 28,589	$ 9,155	$ 161,481
Secured funding	5,971	4,247	3,608	1,327	1,379	16,532	9,411	17,729	5,223	48,895
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table in Note 24 of the Condensed Interim Consolidated Financial Statements. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $178 billion as at July 31, 2014 (October 31, 2013 –  $170 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

Financial position

The Bank’s total assets at July 31, 2014 were $792 billion, up $48 billion or 6% from October 31, 2013. Excluding the impact of foreign currency translation, total assets were up $33 billion or 4%.

Cash and deposits with financial institutions decreased $3 billion, due mainly to lower interest bearing deposits with central banks. Securities purchased under resale agreements and securities borrowed increased $9 billion.

Trading assets increased $24 billion from October 31, 2013, due primarily to an increase in trading securities of $20 billion from higher holdings of Canadian government debt and common equities.

Investment securities grew by $5 billion due mainly to increased holdings of U.S. and other foreign government debt. As at July 31, 2014, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $986 million, an increase of $6 million from October 31, 2013.

22    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Loans increased $17 billion or 4% from October 31, 2013. Excluding the impact of foreign currency translation, loans increased $12 billion or 3%. Residential mortgages increased $2 billion mainly in Latin America and the Caribbean. Personal and credit card loans rose $6 billion, due mainly to growth in Canada and Latin America. Business and government loans were up $9 billion mainly in Canada and Latin America.

Investments in associates decreased $2 billion due mainly to the partial sale and the reclassification of the Bank’s remaining holdings in CI Financial Corp. to available-for-sale securities.

Total liabilities were $743 billion as at July 31, 2014, up $45 billion or 6% from October 31, 2013. Excluding the impact of foreign currency translation, total liabilities increased $31 billion or 4%.

Total deposits increased by $27 billion, including the impact of foreign currency translation of $10 billion. Personal deposits grew by $3 billion due primarily to growth in Latin America and Canada. Business and government deposits increased $19 billion to support asset growth.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $14 billion and $5 billion, respectively.

Total shareholders’ equity increased $3,059 million from October 31, 2013. This increase was driven by internal capital generation of $3,268 million, issuance of common shares of $650 million mainly through the Dividend Reinvestment Plan and the exercise of options, offset by the repurchase and cancellation of 2 million common shares of $144 million under the Normal Course Issuer Bid program. The Bank redeemed $1,150 million of preferred shares during the year.

Accumulated other comprehensive income increased $312 million due primarily to unrealized foreign exchange gains on the Bank’s investments in its foreign operations.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 38 to 46 of the 2013 Annual Report.

Implementation of the Basel III framework

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five-year period, beginning January 2014. In accordance with OSFI’s requirements, a scalar for CVA risk-weighted assets of 0.57 was used in the first two quarters of 2014. At Q3 2014, CVA risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute the CET1 capital ratio, Tier1 capital ratio and Total capital ratio, respectively.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 (CET1) target.

In a March 2013 advisory letter, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In January 2014, the BCBS issued revisions to the Basel III Leverage ratio framework. Revisions to the framework relate primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of: lower credit conversion factors for certain off-balance sheet commitments; further clarification on the treatment for derivatives, related collateral, and securities

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MANAGEMENT’S DISCUSSION & ANALYSIS

financing transactions; additional requirements for written credit derivatives; and, minimum public disclosure requirements commencing January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

As a member of the BCBS, OSFI intends to adopt the Basel requirements as part of its domestic requirements for banks, bank holding companies, federally regulated trust and loan companies in Canada. In July 2014, OSFI released its draft Leverage Requirements Guideline for public consultation. Given public disclosure of the Leverage ratio begins in 2015, OSFI has decided to replace the existing Assets-to-capital Multiple (ACM) with the Basel Leverage ratio beginning in Q1 2015. Institutions will be expected to maintain a leverage ratio that meets or exceeds 3% at all times. Authorized leverage ratios, which will take effect in Q1 2015 will be communicated to institutions on a bilateral basis and are considered supervisory information that is not permitted to be disclosed.

Capital ratios

The Bank’s various regulatory capital amounts consist of the following:

	As at
	July 31 2014		April 30 2014		October 31 2013
($ millions)	All-in		All-in		All-in
Common Equity Tier 1 capital	$33,670		$29,311		$26,359
Tier 1 capital	38,022		33,966		31,914
Total regulatory capital	43,544		40,004		38,841
CET1 risk-weighted assets(1)	307,795		300,155		288,246
Tier 1 risk-weighted assets(1)	308,502		300,155		288,246
Total risk-weighted assets(1)	309,563		300,155		288,246
Capital ratios:
Common Equity Tier 1 capital	10.9%		9.8%		9.1%
Tier 1 capital ratio %	12.3%		11.3%		11.1%
Total capital ratio %	14.1%		13.3%		13.5%
Assets-to-capital multiple	16.8	x	17.9	x	17.1	x
(1)	As at July 31, 2014, CVA risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute CET1 capital ratio, Tier1 capital ratio and Total capital ratio respectively.

The Bank continues to maintain a strong capital position. As at July 31, 2014, the CET1, Tier 1 and Total Capital ratios under the Basel III all-in requirements were 10.9%, 12.3% and 14.1% (April 30, 2014 – 9.8%, 11.3% and 13.3%; October 31, 2013 – 9.1%, 11.1%, and 13.5%) respectively, well above minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $33.7 billion as at July 31, 2014 (April 30, 2014 – $29.3 billion), an increase of $4.4 billion during the quarter, due primarily to:

•	lower capital deductions of $3.7 billion primarily due to the sale of the Bank’s investment in CI Financial Corp., including the notable gain; and,
•	strong internal capital generation of $0.9 billion.

The redemption of $300 million of preferred shares reduced the Bank’s Tier 1 and Total Capital ratios. In addition, revisions to OSFI’s Capital Adequacy Requirements Guideline for the collective allowance, effective this quarter, reduced Total Capital by $0.5 billion.

Risk-weighted assets (RWA)

CET1 RWA increased by $7.6 billion during the quarter to $307.8 billion, primarily due to:

•	growth in personal and business lending of $5.4 billion;
•	higher RWA of $2.2 billion due to the impact on threshold deductions from the sale of CI Financial Corp. and the carrying value of the remaining investment;
•	updates to risk models $1.3 billion; and,
•	increases attributable to operational risk of $0.5 billion and market risk of $0.3 billion.

Partly offset by:

•	lower foreign exchange translation of $1.1 billion;
•	reduced inter-bank exposures of $0.7 billion and securitizations of $0.6 billion.

In addition, Tier 1 and Total Capital RWA are higher due to the increased CVA scalar, described previously.

Normal course issuer bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange approved its normal course issuer bid (the ‘bid’) pursuant to which it may repurchase for cancellation up to 12 million common shares. The bid will end on the earlier of May 29, 2015, or the date on which the Bank completes its purchases.

During the quarter ended July 31, 2014, the Bank re-purchased and cancelled 2 million common shares under this bid at an average price of $72.21 per share for a total amount of approximately $144 million.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Common dividend

The Board of Directors, at its meeting on August 25, 2014, approved a dividend of 66 cents per share, an increase of 2 cents per share. This quarterly dividend applies to shareholders of record as of October 7, 2014 and is payable October 29, 2014.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 10. The methods of determining the fair value of financial instruments are detailed on page 48 of the 2013 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard ISDA master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 69 of the 2013 Annual Report).

Total derivative notional amounts were $4,341 billion as at July 31, 2014, compared to $4,134 billion as at April 30, 2014 and $3,295 billion as at October 31, 2013. The quarterly change was due largely to an increase in the volume of interest rate contracts. The percentage of derivatives held for trading and those held for hedging were generally unchanged. The total notional amount of over-the-counter derivatives was $3,953 billion (October 31, 2013 – $3,082 billion), of which $2,293 billion are settled through central counterparties as at July 31, 2014 (October 31, 2013 – $1,514 billion). The credit equivalent amount, after taking master netting arrangements into account, was $39.0 billion, compared to $32.4 billion at October 31, 2013. The change from October 31, 2013 was due largely to higher volumes of interest rate and foreign exchange derivative contracts.

Selected credit instruments – publicly known risk items

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 49 of the Bank’s 2013 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures which have substantially remained unchanged from year end.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

As at July 31, 2014, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $276 million (April 30, 2014 – $391 million, October 31, 2013 – $548 million). The fair value was $273 million (April 30, 2014 – $393 million, October 31, 2013 – $535 million). The decline was primarily due to disposals in the quarter. None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs and CLOs held has not changed significantly since October 31, 2013. The decrease in fair value of cash-based CDOs and CLOs was mainly driven by the widening of credit spreads in certain tranches.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $23 million as at July 31, 2014 (April 30, 2014 – $23 million, October 31, 2013 – $30 million). For the three months ended July 31, 2014, the Bank recorded a pre-tax gain of $nil in net income for changes in fair value of synthetic CDOs and CLOs (second quarter of 2014 – pre-tax gain of $nil, third quarter of 2013 – pre-tax gain of $nil million).

Trading portfolio

The Bank holds synthetic CDOs in its trading portfolio as a result of legacy transactions with clients and other financial institutions. These trading exposures have been hedged and are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

The risk profile of the Bank’s CDOs outstanding has not changed significantly from October 31, 2013.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Other

As at July 31, 2014, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurers and investments in structured investment vehicles.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities and guarantees and other commitments.

The adoption of IFRS 10 has primarily resulted in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust (together, the “capital trusts”) through which the Bank issues certain regulatory capital instruments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 46 to 48 of the Bank’s 2013 Annual Report.

Structured entities

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.3 billion as at July 31, 2014 (October 31, 2013 – $4.2 billion). As at July 31, 2014, total commercial paper out-

standing for these conduits was $3.2 billion (October 31, 2013 – $3.0 billion). Funded assets purchased and held by these conduits as at July 31, 2014, as reflected at original cost, were $3.2 billion (October 31, 2013 – $3.0 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2013.

Other off-balance sheet arrangements

The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since the year end.

Guarantees and other indirect commitments increased 11% from October 31, 2013 due primarily to an increase in undrawn commitments. Fees from guarantees and loan commitment arrangements recorded in fee and commission revenues – banking were $116 million for the three months ended July 31, 2014, compared to $114 million in the previous quarter.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank monitors these and other developments and is working to ensure business impacts, if any, are minimized.

On February 18, 2014 the Board of Governors of the Federal Reserve System (“Federal Reserve”) in the U.S. approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act for bank holding companies and foreign banking organizations. With respect to foreign banking organizations, the overall intent of the final rule is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. chief risk officer. The Bank will work to help ensure compliance with the final rule by the effective date of July 2016.

On December 10, 2013, the Federal Reserve approved a final rule implementing Section 619 of Dodd Frank, commonly known as the Volcker Rule. The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. In the final rule, the Federal Reserve extended the conformance period to

26    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

July 2015. The Bank is currently working to help ensure compliance with the Volcker rule by July 2015.

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA, and in some countries, related local regulations, will require financial institutions to report annually on specified accounts held outside of the U.S. by U.S. taxpayers. This reporting will be made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. Across our entire global network, the Bank intends to meet all obligations imposed under FATCA in accordance with local banking and tax regulations. Under the guidance of an enterprise program office, dedicated project teams in each of the business lines are working to meet all FATCA-related obligations worldwide while minimizing negative impact on the client experience.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Except for the changes in accounting policies listed below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2013. Note 3 to the Bank’s 2013 annual consolidated financial statements describes the Bank’s significant accounting policies.

Changes in accounting policies

The Bank has adopted the following new and amended accounting standards issued by the IASB effective November 1, 2013, with retrospective adjustments to prior periods.

Employee benefits (IAS - 19)

The amended standard IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method previously used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on the Consolidated Statement of Financial Position, with actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). Amounts recorded in OCI are not recycled through the Bank’s Consolidated Statement of Income. In addition, the discount rate used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will change as a result of the changes in actuarial gains and losses.

The amended standard was applied retrospectively and as a result the net benefit liability at November 1, 2011 increased by $149 million. In addition, there was an increase in deferred tax assets (net) of $35 million, and a net decrease in equity of $114 million. The decrease in equity is comprised of a reduction to retained earnings after-tax of $146 million, partially offset by an increase in accumulated other comprehensive income of $32 million. At October 31, 2013, the Bank’s net benefit liability under the old standard was $1,000 million, but increased to $1,549 million under the new standard. The benefit expense under the new standard for fiscal 2013 is $395 million compared to $301 million under the old standard (2012: new standard – $292 million compared to $238 million under the old standard).

Consolidation (IFRS - 10)

The new accounting standard, IFRS 10, Consolidated Financial Statements introduces a single, principle-based control model for all entities as a basis for determining which entities are consolidated and set out the requirements for the preparation of consolidated financial statements.

The new standard was applied retrospectively allowing for certain practical exceptions and transitional relief. The adoption of IFRS 10 has resulted primarily in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust (together, the “capital trusts”) through which the Bank issues certain regulatory capital instruments. The capital trusts are designed to pass the Bank’s credit risk onto the holder of these securities. As a result, it was determined that the Bank does not have exposure or rights to variable returns from involvement with these entities. The impact of deconsolidation of the capital trusts as at November 1, 2012 and October 31, 2013 was a reclassification of $777 million and $743 million, respectively, from Non-controlling interests capital instrument equity holders to Deposits – Business and government.

Other than this reclassification, the adoption of the new standard did not have a material impact on the Bank’s assets, liabilities or equity.

Joint arrangements (IFRS - 11)

Under the new accounting standard, IFRS 11, Joint Arrangements, the Bank classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Bank’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Bank considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrange-

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MANAGEMENT’S DISCUSSION & ANALYSIS

ments and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The adoption of this standard has no impact on the Bank’s assets, liabilities and equity.

Fair value measurement (IFRS - 13)

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides additional disclosure requirements for fair value across all IFRS standards. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from November 1, 2013. The adoption of this standard had no impact on the Bank’s assets, liabilities and equity. The Bank has included new disclosures in Note 23 of the condensed interim consolidated financial statements and additional disclosures will be provided in the 2014 annual consolidated financial statements.

Disclosures – offsetting financial assets and financial liabilities (IFRS - 7)

IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Liabilities, requires new disclosures on gross amounts receivable and payable from a counterparty that are subject to rights of set off, amounts set off, and the related net credit exposure. These disclosures will be provided in the 2014 annual consolidated financial statements.

Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue and the related interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenues.

The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service.

The standard is effective for the Bank on November 1, 2017, with early adoption permitted, using either a full retrospective approach or a modified retrospective approach. The Bank is currently assessing the impact of adopting this new standard.

Financial Instruments

On July 24, 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The standard covers three broad topics: Classification and Measurement, Impairment and Hedging.

Classification and Measurement

The standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. Financial assets will be measured at fair value through profit or loss unless certain conditions are met which permits measurement at amortized cost or at fair value through other comprehensive income. Most of the IFRS 9 requirements for financial liabilities have been carried forward unchanged from IAS 39. However, under the new requirements, an entity choosing to measure a liability at fair value should present the portion of the change in fair value due to changes in the entity’s own credit risk in OCI, rather than within P&L.

Impairment

The standard introduces a new single model for the measurement of impairment losses on all financial instruments subject to impairment accounting. The expected credit loss (ECL) model replaces the current “incurred loss” model and is based on a forward looking approach. The ECL model contains a “three stage” approach which is based on the change in credit quality of loans since initial recognition. Under Stage 1, an amount equal to 12 months expected credit losses will be recorded for financial instruments where there has not been a significant increase in credit risk since initial recognition. Under Stages 2 and 3, an amount equal to the lifetime expected losses will be recorded for those financial instruments where there has been a significant increase in credit risk since initial recognition.

Hedging

The standard expands the scope of hedged items and hedging items to which hedge accounting can be applied. It changes the effectiveness testing requirements and removes the ability to voluntarily discontinue hedge accounting.

The standard is effective for the Bank on November 1, 2018 on a retrospective basis with certain exceptions. Early adoption is permitted and if elected must at a minimum be applied to both the classification and measurement and impairment models simultaneously. The Bank is currently assessing the impact of adopting this new standard.

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MANAGEMENT’S DISCUSSION & ANALYSIS

There are no other significant updates to the future accounting developments effective after November  1, 2013, as reflected in Note 4 to the Bank’s 2013 annual audited consolidated financial statements.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the nine months ended July 31, 2014, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 88 and 173 of the Bank’s 2013 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

The global economy continues to post moderate growth. Among the large industrial nations, the pace of activity remains strongest in the United Kingdom, and has picked up considerably in the United States following the weather-related disruptions earlier in the year. Expanding oil-related activity is supporting growth in Canada, while Mexico is benefitting from increased auto shipments. In China, stimulative measures introduced by the government appear to have stabilized growth around the official target of 7½%. Output gains in a number of Latin American economies are relatively solid.

Nevertheless, increased economic momentum around the world has been slow to develop. Structural reforms in a num-

ber of advanced and emerging market economies are restraining growth, as are heightened geopolitical tensions internationally. Even so, persistently low borrowing costs and generally buoyant financial market conditions should continue to provide ongoing support for the global economy. Improving fundamentals, particularly in the United States where orders for machinery and equipment and job hiring are on the rise, point to a gradual acceleration in output gains around the world as international trade regains traction.

Based on its diversified geographic footprint, including its operations in Latin America, the Bank is well-positioned to participate in these growth markets.

Scotiabank Third Quarter Report 2014    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

The 2014 business results are presented below:

Canadian Banking	For the three months ended				For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2014	April 30 2014	July 31 2013	(2)	July 31 2014	July 31 2013	(2)
Business segment income
Net interest income	$1,450	$1,383	$1,382		$4,241	$4,017
Net fee and commission revenues	432	396	367		1,236	1,120
Net income from investments in associated corporations	(2)	(1)	2		(4)	11
Other operating income	3	48	8		73	34
Total revenues	1,883	1,826	1,759		5,546	5,182
Provision for credit losses	151	140	108		425	362
Operating expenses	968	921	906		2,812	2,660
Income tax expense	199	200	195		604	564
Net income	$565	$565	$550		$1,705	$1,596
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–		$–	$–
Net income attributable to equity holders of the Bank	$565	$565	$550		$1,705	$1,596
Other measures
Return on economic equity(1)	31.8%	33.0%	34.0%		32.6%	33.4%
Average assets ($ billions)	$281	$278	$274		$279	$271
Average liabilities ($ billions)(3)	$195	$191	$188		$192	$185
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(3)	Prior period amounts have been restated to conform with current period presentation.

Q3 2014 vs Q3 2013

Canadian Banking reported net income attributable to equity holders of $565 million, an increase of $15 million or 3% from the same period last year driven by growth in assets and deposits, an increase in the margin and an increase in net fee and commission revenues. Partly offsetting were higher operating expenses and provision for credit losses.

Average assets rose $7 billion or 3% from the same quarter last year. The growth reflected $6 billion or 11% in personal loans and credit cards, mainly from consumer auto lending, and $2 billion or 8% in business loans and acceptances. Growth in bank originated residential mortgages of $6 billion or 4% was offset by the run-off of Tangerine’s broker originated and white label mortgages. Tangerine securities also declined by $1 billion.

Average liabilities increased $7 billion or 4%. Retail banking experienced solid growth in chequing accounts of $1 billion or 7% and savings deposits of $3 billion or 6%. There was also growth of $2 billion or 6% in small business and commercial banking business operating accounts. Other liabilities also increased by $2 billion. These were partially offset by a decline in GICs of $3 billion or 4%.

Total revenues increased $124 million or 7% from the same period last year, with growth in net interest income and net fee and commission revenues.

Net interest income of $1,450 million was up $68 million or 5% from the same period last year. This was driven by asset growth and a five basis point increase in the margin to 2.10%. The margin increase was primarily driven by higher mortgage spreads and growth in credit card balances.

Net fee and commission revenues increased $65 million or 18% from the same quarter last year, primarily due to an increase in card revenues and growth in mutual fund fees and credit fees.

Other operating income decreased $5 million reflecting lower gains on investment securities.

The provision for credit losses was $151 million, up from $108 million in the same quarter last year, due primarily to higher provisions in retail portfolios, generally reflecting growth in the higher margin auto and credit card portfolios and a commercial provision reversal in the same quarter last year.

Operating expenses were up $62 million or 7%, primarily due to increased investment in growth initiatives, business volume related growth, the Tangerine rebranding, and salary increases.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2014 vs Q2 2014

Quarter over quarter, net income attributable to equity holders remained flat notwithstanding a $45 million reduction in gains on the sale of securities. Total revenue growth of 3% was offset by higher provision for credit losses and higher operating expenses.

Average assets rose $3 billion or 1% from last quarter, mainly reflecting solid growth in personal loans of $2 billion or 4%, primarily from consumer auto lending and $1 billion or 4% in business loans and acceptances. Growth in bank originated residential mortgages was offset by the run off of Tangerine’s broker originated and white label mortgages.

Average liabilities increased $4 billion or 2% from last quarter, due to increases in high interest savings deposits of $1 billion or 2% and $1 billion or 5% on small business and commercial banking business operating accounts.

Total revenues increased $57 million or 3% quarter over quarter.

Net interest income of $1,450 million was $67 million higher than the previous quarter, mainly due to a longer quarter and solid asset and deposit growth.

Net fee and commission revenues increased by $36 million or 9%, primarily due to higher revenues from cards and growth in fees from mutual fund sales.

Other operating income decreased $45 million reflecting lower gains on investment securities.

The provision for credit losses was $151 million, up from $140 million in the previous quarter mainly due to higher provisions in unsecured retail portfolios.

Operating expenses were up $47 million or 5% primarily due to a longer quarter, seasonal staffing increases, higher stock-based compensation and higher spending on business initiatives.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

Canadian Banking reported net income attributable to equity holders of $1,705 million, an increase of $109 million or 7% from the same period last year driven by growth in assets and deposits, an increase in the margin and an increase in net fee and commission revenues. Partly offsetting were higher operating expenses and provision for credit losses.

Average assets rose $8 billion or 3% from the same period last year. The growth reflected $5 billion or 10% in personal loans and credit cards, mainly from consumer auto lending, and $2 billion or 6% in business loans and acceptances. Growth of $6 billion or 4% in bank originated residential mortgages was offset by the run-off of Tangerine’s broker originated and white label mortgages. Partly offsetting was a $2 billion decrease in Tangerine securities.

Average liabilities increased $7 billion or 4%. Retail banking experienced solid growth in chequing accounts of $1 billion or 7% and savings deposits of $6 billion or 11%. There was also growth of $2 billion or 6% in small business and commercial banking business operating accounts. Other liabilities also increased by $1 billion. This was partially offset by a decline in GICs of $3 billion or 4%.

Total revenues increased $364 million or 7% from the same period last year, with growth in net interest income, net fee and commission revenues and other operating income.

Net interest income of $4,241 million was up $224 million or 6% from the same period last year. This was driven by asset and deposit growth and six basis points increase in the margin to 2.09%. The margin increase was primarily driven by higher mortgage spreads and strong growth in credit card balances.

Net fee and commission revenues increased $116 million or 10% from the same period last year, primarily due to an increase in card revenues and strong growth in other categories, particularly mutual fund trailer fees.

Other operating income increased $39 million reflecting higher gains on investment securities.

The provision for credit losses was $425 million, up $63 million from the same period last year, generally reflecting growth in the auto and credit card portfolios.

Operating expenses were up $152 million or 6%, primarily reflecting business growth, Tangerine brand transition costs, growth initiatives and salary increases. Year to date operating leverage was positive 1.3%.

Scotiabank Third Quarter Report 2014    31

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking	For the three months ended				For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2014	April 30 2014	July 31 2013	(2)	July 31 2014	July 31 2013	(2)
Business segment income
Net interest income	$1,363	$1,338	$1,260		$4,004	$3,700
Net fee and commission revenues	354	352	350		1,073	1,026
Net income from investments in associated corporations	101	100	300		318	559
Other operating income	73	84	93		223	315
Total revenues	1,891	1,874	2,003		5,618	5,600
Provision for credit losses	244	230	194		693	574
Operating expenses	1,064	1,025	1,095		3,173	3,106
Income tax expense	131	156	178		395	457
Net income	$452	$463	$536		$1,357	$1,463
Net income attributable to non-controlling interests in subsidiaries	$42	$47	$46		$130	$147
Net income attributable to equity holders of the Bank	$410	$416	$490		$1,227	$1,316
Other measures
Return on economic equity(1)	12.8%	13.4%	15.8%		12.9%	14.4%
Average assets ($ billions)	$139	$143	$122		$140	$120
Average liabilities ($ billions)	$88	$91	$79		$89	$78
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

Q3 2014 vs Q3 2013

International Banking reported net income attributable to equity holders of $410 million. This was down $80 million from the same quarter a year ago due to a non-recurring after-tax net benefit of $90 million last year. Excluding this item, net income was up $10 million or 3% with good earnings growth in Latin America and Asia partly offset by weaker results in the Caribbean and Central America.

Average assets were $139 billion, up $17 billion or 14% from the same period last year. This was due primarily to strong retail and commercial loan growth of 11% and 12%, respectively, or 9% and 8% adjusting for foreign exchange translation. Underlying growth in retail loans was driven by a 14% increase in Latin America. Underlying commercial loan growth was primarily driven by increases of 14% in Latin America and 8% in Asia, partly offset by an 8% decline in Caribbean. Low cost deposit growth was 11% or 8% adjusted for foreign currency translation.

Total revenues were $1,891 million, down $112 million or 6%. Excluding the gain within the noted non-recurring items in the same quarter last year, revenues increased $91 million or 5%, with good growth in net interest income and the positive impact of foreign exchange translation. This was partly offset by a decline in the interest margin and lower gains on investment securities.

Net interest income of $1,363 increased $103 million or 8% reflecting strong loan and deposit growth in Latin America and Asia, and the positive impact of foreign currency translation, offset by a decline in the interest margin. Interest margins decreased 2% or 9 basis points with declines in Latin America and Asia as a result of the lowering of interest rates in key markets, regulation changes, and a shift in asset mix.

Net fee and commission revenues increased $4 million or 1% to $354 million primarily driven by higher deposit and payment services and credit fees, particularly in Latin America, partly offset by lower commercial banking fees.

Net income from investments in associated corporations decreased by $199 million to $101 million. Excluding the gain within the noted non-recurring items last year, income from associated corporations was up $4 million or 4%, largely reflecting a higher contribution from Bank of Xi’an in China, partly offset by a lower contribution from Banco del Caribe in Venezuela.

Other operating income decreased $20 million or 22% to $73 million due primarily to lower gains on investment securities.

The provision for credit losses was $244 million, compared to $194 million in the same period last year. The increase was driven by higher retail provisions in Latin America and the Caribbean. Commercial provisions increased mainly in Latin America, most notably in Mexico, and to a lesser extent in the Caribbean and Central America. Included in the current period’s provision for credit losses is a net benefit of $5 million from the net release of the credit mark on the acquired portfolio in excess of actual losses in Banco Colpatria. This compares to the net benefit of $12 million recognized last year.

Operating expenses decreased by $31 million or 3% to $1,064 million versus the same period last year. Excluding the

32    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

non-recurring charges of $74 million in last year’s net benefit noted above, operating expenses increased by $43 million or 4%, in line with growth and inflation, with good expense control across all regions. Expense management remains an ongoing priority.

The effective tax rate decreased to 22.5% compared to 24.9% in the same quarter last year mainly due to higher favourable tax benefits realized in Latin America this quarter.

Q3 2014 vs Q2 2014

Quarter over quarter, net income attributable to equity holders decreased by $6 million or 1% to $410 million mainly due to the unfavourable impact of foreign currency translation. Earnings growth in Asia and the Caribbean was more than offset by lower results in Latin America, due to higher expenses and lower trading revenues, notwithstanding modest loan growth and a wider interest margin.

Average assets were $139 billion, down $4 billion or 3% compared to last quarter. This was due primarily to lower commercial loan volumes in Asia and Caribbean. Commercial loans were down 2%, or 1% adjusted for foreign currency translation. Retail loans were flat, or up 1% adjusted for foreign currency translation, primarily reflecting growth in Latin America. Deposits were down 2%, or flat adjusted for foreign currency translation.

Total revenues of $1,891 million increased $17 million or 1% due primarily to growth in net interest income from the additional days in the current quarter, partly offset by lower other operating income.

Net interest income increased $25 million or 2% to $1,363 million reflecting the longer quarter, offset by the negative impact of foreign currency translation. The margin widened primarily due to a change in asset mix with the decline in lower yielding assets in Asia and Mexico.

Net fee and commission revenues were up slightly to $354 million versus $352 million last quarter with higher deposit and payment and credit fees offsetting lower card revenues. Income from investments in associated corporations at $101 million was in line with last quarter.

Other operating income decreased by $11 million or 13% to $73 million partly due to lower trading revenues in Latin America.

The provision for credit losses was $244 million this quarter, up from $230 million in the previous quarter. The increase was due primarily to higher retail provisions in Colombia and the Caribbean, with higher commercial provisions in Mexico partly offset by lower retail provisions in Mexico. Included in the current period’s provision is a net benefit of $5 million due to the release of the credit mark on the acquired portfolio in excess of actual losses in Banco Colpatria. This compared to a net benefit of $4 million last quarter.

Operating expenses of $1,064 million were $39 million or 4% higher than the prior quarter largely driven by higher performance based compensation, premises costs from branch expansion in Peru, and business taxes in Colombia and Mexico, and the longer quarter.

The effective tax rate decreased to 22.5% compared to 25.1% last quarter, partly due to favourable tax benefits in Mexico this quarter.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

Net income attributable to equity holders decreased by $89 million to $1,227 million due mainly to the non-recurring after-tax net benefit of $90 million realized last year, noted earlier. Excluding this benefit, earnings were flat with growth in Latin America being offset by weaker results in Asia and Caribbean. Underpinning these results were contributions from strong asset growth in Latin America and Asia and the positive impact of foreign currency translation, offset by a decline in net interest margins, lower gains on investment securities, lower contributions from associated corporations, and higher provisions for credit losses.

Average assets were $140 billion, up $20 billion or 17% compared to last year. This was due to strong retail and commercial loan growth of 12% and 15% respectively, or 9% and 10% adjusting for foreign currency translation. Underlying retail loan growth was driven primarily by Latin America, which had growth of 14%, while underlying commercial loan growth came from increases of 18% in Asia and 12% in Latin America. Low-cost deposit growth was 12%, or 9% adjusting for foreign currency translation, with strong 15% growth in Latin America.

Total revenues of $5,618 million increased $18 million. Excluding the noted gain from an associated corporation last year, revenues rose $221 million or 4%. Solid growth in net interest income was partly offset by lower gains on investment securities and financial instruments used for asset/liability management purposes.

Net interest income of $4,004 million increased $304 million or 8% driven by strong loan and deposit growth in Latin America and Asia, and the positive impact of foreign currency translation, partly offset by a decline in the net interest margin.

Scotiabank Third Quarter Report 2014    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest margins decreased 5% driven by the lowering of interest rates in key markets, a shift in asset mix, and regulation changes.

Net fee and commission revenues increased $47 million or 5% to $1,073 million largely from higher deposit and payment services fees and card revenues in Latin America and the Caribbean. Net income from investments in associated corporations was $241 million lower at $318 million. Excluding last year’s non-recurring gain from an associated corporation, net income from investments in associated corporations decreased by $38 million or 11% largely from lower contributions from Thanachart Bank in Thailand. Other operating income decreased $92 million or 29% to $223 million primarily due to lower gains on investment securities including a large recovery on a security in Mexico last year. As well there were higher gains from financial instruments used for asset/liability management purposes in the prior year.

The provision for credit losses was $693 million, compared to $574 million in the same period last year. Higher retail provisions broadly reflected portfolio growth, with higher provisions in Mexico partly offset by lower provisions in Chile and the Caribbean. Commercial provisions increased in Latin America, primarily in Colombia due to higher net acquisition-related benefits last year. The net benefit from the release of the credit mark in excess of actual losses on acquired retail and commercial portfolios in Banco Colpatria was $1 million compared to $49 million in the same period last year.

Operating expenses of $3,173 million were up $67 million or 2% versus the same period last year, which included non-recurring pre-tax charges totaling $74 million and the negative impact of foreign currency translation. Excluding these items, expenses were up only $95 million or 3%, due to growth initiatives in Latin America and higher business taxes, mainly in English Caribbean. Operating leverage, excluding the notable items last year, was a negative 0.5% compared to the first nine months of 2013.

The effective tax rate was 22.5%, down from 23.8% last year.

Global Wealth & Insurance	For the three months ended				For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2014	April 30 2014	July 31 2013	(2)	July 31 2014	July 31 2013	(2)
Business segment income
Net interest income	$114	$106	$101		$327	$309
Net fee and commission revenues	850	830	762		2,487	2,183
Net income from investments in associated corporations	24	69	59		156	169
Other operating income	727	112	107		952	310
Total revenues	1,715	1,117	1,029		3,922	2,971
Provision for credit losses	2	–	1		2	3
Operating expenses	699	659	619		2,016	1,786
Income tax expense	159	103	89		354	249
Net income	$855	$355	$320		$1,550	$933
Net income attributable to non-controlling interests in subsidiaries	$9	$10	$10		$32	$28
Net income attributable to equity holders of the Bank	$846	$345	$310		$1,518	$905
Other measures
Return on economic equity(1)	56.3%	19.1%	16.8%		29.5%	16.8%
Assets under administration ($ billions)	$365	$362	$311		$365	$311
Assets under management ($ billions)	$165	$159	$135		$165	$135
Average assets ($ billions)	$14	$16	$15		$15	$14
Average liabilities ($ billions)	$19	$20	$18		$20	$17
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

Q3 2014 vs Q3 2013

Global Wealth & Insurance reported net income attributable to equity holders of $846 million this quarter, an increase of $536 million from the same quarter last year. This quarter’s results included an after-tax gain of $534 million from the sale of the Bank’s investment in CI Financial Corp. Excluding this gain and the effect of lower contribution from CI as a result of the sale, the underlying net income attributable to equity holders grew by 6%. Return on economic equity was 56.3% compared to 16.8% primarily due to the impact of the sale of the investment in CI Financial Corp.

34    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Assets under Management (AUM) of $165 billion increased $30 billion or 22% and Assets under Administration (AUA) of $365 billion increased $54 billion or 17% from the same quarter last year. Growth in both AUM and AUA was due to solid net sales, favourable market conditions and acquisitions.

Total revenues increased $686 million to $1,715 million. This included a notable gain of $615 million and strong growth across all businesses. Adjusting for the notable gain and the impact of a lower contribution from CI Financial Corp., revenue was up by $97 million or 10%. Excluding the impact of the notable gain approximately 83% of total revenues were attributable to wealth management and 17% to insurance as compared to 84% and 16% last year.

Net interest income was $114 million, an increase of $13 million or 14% from the same quarter of last year. The year-over-year growth was driven by the impact of higher average loan and deposit volumes, wider spreads, and the dividend income received from CI Financial Corp.

Net fee and commission revenues of $850 million increased by $88 million or 12% mainly due to higher mutual fund fees from strong net sales and favourable market conditions. Brokerage and insurance revenues also contributed to the year-over-year growth.

Other operating income of $727 million grew by $620 million mostly due to the notable gain.

Net income from investments in associated corporations decreased due to the lower contribution from CI Financial Corp. as a result of the sale.

Operating expenses increased by $80 million or 13% from the same quarter last year mainly due to higher volume-related expenses, increased performance-based and stock-based compensation and higher legal provisions.

The effective tax rate was 15.8% compared to 21.7% last year mainly due to lower taxes on the notable gain.

Q3 2014 vs Q2 2014

Quarter over quarter, net income attributable to equity holders was up $501 million. Excluding the notable gain and the impact of a lower contribution from CI Financial Corp. as a result of the sale, the net income attributable to equity holders decreased by $9 million, or 3% due mainly to higher operating expenses.

Quarter over quarter, AUM and AUA increased by $6 billion or 4% and $3 billion or 1% respectively.

Total revenue grew by $598 million quarter over quarter, mainly from the notable gain. There was a lower income from investments in associated corporations due to the sale. Adjusting for these two items, revenue grew by $19 million mainly from higher mutual funds and brokerage revenues.

Net interest income increased by $8 million or 8% to $114 million primarily due to the dividend income received from CI Financial Corp.

Net fee and commission revenues of $850 million grew by $20 million or 2% mainly due to higher mutual funds and brokerage revenues.

Other operating income of $727 million increased by $615 million due to the notable gain.

Income from investments in associated corporations was lower compared to the prior quarter due to the sale of Bank’s investment in CI Financial Corp.

Operating expenses increased by $40 million or 6% due to higher volume-related expenses and stock-based compensation.

The effective tax rate was 15.8% compared to 22.5% last quarter mainly due to lower taxes on the notable gain.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

On a year-to-date basis, net income attributable to equity holders increased by $613 million. The year-to-date results included an after-tax notable gain of $534 million. Excluding the gain and the impact of lower income from CI as a result of the sale, the underlying net income attributable to equity holders grew by 10% due to strong performance across all businesses. Growth is driven by higher AUM and AUA from higher net sales, improved financial market conditions and acquisitions. Return on economic equity was 29.5% compared to 16.8% primarily due to the impact of the sale of CI Financial Corp.

Total revenue increased by $951 million or 32% compared to the same period last year. This includes the notable gain and lower contribution from CI Financial Corp. Excluding these items, revenues increased by $340 million or 12% across wealth management and insurance businesses. The year-over-year growth also benefited from the full year impact of acquisition of Colfondos and AFP Horizonte. Last year’s results included a writedown on investment securities.

Net interest income increased by $18 million or 6% primarily due to growth in loans and deposits.

Scotiabank Third Quarter Report 2014    35

MANAGEMENT’S DISCUSSION & ANALYSIS

Net fee and commission revenues of $2,487 million increased by $304 million or 14% across wealth management and insurance businesses and from the full year impact of acquisitions of Colfondos and AFP Horizonte.

Other operating income of $952 million increased by $642 million mostly due to the notable gain and the prior year writedown on investment securities.

Income from associated corporations was lower from the prior year due to sale of CI Financial Corp.

Operating expenses increased by 13% mainly due to higher volume-related expenses and the full year impact of the acquisition of Colfondos and AFP Horizonte. Year-to-date operating leverage (excluding the notable gain) was negative 1.5% primarily from the lower net income from an associated corporation.

The effective tax rate was 18.7% compared to 21.0% last year mainly due to lower taxes on the notable gain.

Global Banking & Markets	For the three months ended				For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2014	April 30 2014	July 31 2013	(2)	July 31 2014	July 31 2013	(2)
Business segment income
Net interest income	$183	$185	$202		$547	$612
Net fee and commission revenues	422	325	324		1,116	954
Other operating income	405	468	383		1,249	1,160
Total revenues	1,010	978	909		2,912	2,726
Provision for credit losses	1	5	11		9	28
Operating expenses	440	403	393		1,293	1,189
Income tax expense	161	185	127		478	391
Net income	$408	$385	$378		$1,132	$1,118
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–		$–	$–
Net income attributable to equity holders of the Bank	$408	$385	$378		$1,132	$1,118
Other measures
Return on economic equity(1)	33.6%	31.6%	28.7%		30.8%	28.3%
Average assets ($ billions)	$286	$283	$259		$280	$251
Average liabilities ($ billions)	$207	$208	$197		$206	$188
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

Q3 2014 vs Q3 2013

Global Banking and Markets reported net income attributable to equity holders of $408 million. The year-over-year increase of $30 million or 8% was due to a record quarter in investment banking, stronger results in equities, and the positive impact of foreign currency translation, partly offset by a lower contribution from fixed income.

Average assets increased $27 billion or 10% from the third quarter of last year. This increase was due mainly to growth of $11 billion in securities purchased under resale agreements, $5 billion in trading securities and $2 billion in corporate loans and acceptances.

Total revenues this quarter were $1,010 million, an increase of $101 million or 11% compared to the third quarter of last year.

Net interest income was down $19 million or 9% from the same quarter last year. This was due mainly to lower loan origination fees in all corporate banking regions. Loan interest income was flat after excluding the positive impact of foreign currency translation. Higher volumes in all regions and improved margins in Canada were offset by lower margins in the U.S.

Net fee and commission revenue of $422 million increased by $98 million or 30% from last year. This reflects higher advisory fees in investment banking and higher underwriting fees in investment banking, equities and fixed income. This included fees from the sale of the Bank’s investment in CI Financial.

Other operating income improved by $22 million or 6% year over year. This quarter included a securities gain in U.S. lending, investment banking gains, as well as stronger results in the precious metals and equities businesses. This was partly offset by lower revenues from the fixed income, commodities and foreign exchange businesses.

The provision for credit losses was $1 million this quarter, compared to $11 million in the same quarter last year.

Operating expenses were $440 million, up $47 million or 12% from the same period last year due mainly to higher stock- based and performance-related compensation, technology costs, salaries and benefits, and support costs.

The effective tax rate was 28.3% compared to 25.1% last year. The increase was primarily due to higher earnings in higher tax jurisdictions.

36    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2014 vs Q2 2014

Net income attributable to equity holders increased $23 million or 6% compared to the prior quarter. A record quarter in investment banking and good results in global equities and the lending businesses were partly offset by a decline in fixed income.

Average assets grew by $3 billion or 1% in the third quarter due to increases of $3 billion in securities purchased under resale agreements and $1 billion in deposits with banks. This was somewhat offset by a modest decrease in corporate loans and acceptances, partly due to the impact of foreign currency translation.

Total revenues were $1,010 million this quarter, an increase of $32 million or 3% from the prior quarter.

Net interest income was $2 million or 1% lower than the prior quarter. Loan volumes declined slightly, including the impact of foreign currency translation, while margins remained stable.

Net fee and commission revenue increased $97 million or 30% to $422 million. This was driven by higher advisory and underwriting fees. There were also higher credit fees in Canada, the U.S. and Europe.

Other operating income decreased by $63 million or 13% from the previous quarter to $405 million. This was mainly due to a decline in fixed income revenues.

The provision for credit losses was $1 million this quarter, compared to $5 million in the prior quarter.

Operating expenses increased by $37 million or 9%. The increase was mainly driven by performance-related and stock-based compensation costs, as well as higher support and technology costs.

The effective tax rate was 28.3% compared to 32.5% in the previous quarter, mainly due to higher taxes in certain foreign jurisdictions in the prior quarter.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

Global Banking and Markets reported net income attributable to equity holders of $1,132 million. The year-over-year increase of $14 million or 1% was driven by record results in investment banking, stronger results across the lending businesses and the favourable impact of foreign currency translation, partly offset by lower results in capital markets.

Average assets increased $29 billion or 12% from the same period last year. This increase was due mainly to growth of $13 billion in securities purchased under resale agreements, $6 billion in trading securities and $2 billion in corporate loans and acceptances.

Total revenues were $2,912 million, an increase of $186 million or 7% compared to the same period last year.

Net interest income was down $65 million or 11% from the same period last year. This reflects reduced margins in the U.S. as well as lower loan origination fees in all regions. This was somewhat offset by loan growth in all regions, in part due to the positive impact of foreign currency translation.

Net fee and commission revenue of $1,116 million increased by $162 million or 17% from last year, mainly from a record level of underwriting and advisory fees in investment banking and increases in the equities business. Credit fees in Canada and Europe were also higher.

Other operating income improved by $89 million or 8% year over year, reflecting stronger results in global equities, securities gains in U.S. lending and investment banking gains. This was partly offset by lower revenues in the fixed income and precious metals businesses.

The provision for credit losses was $9 million compared to $28 million in the same period last year.

Operating expenses were $1,293 million, up $104 million or 9% from the same period last year due mainly to higher stock-based and performance-related compensation, salaries and benefits, technology costs, and support costs. Operating leverage was negative 2%.

The effective tax rate was 29.7% compared to 25.9% last year. The increase was primarily due to higher taxes in certain foreign jurisdictions.

Scotiabank Third Quarter Report 2014    37

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	July 31 2014	April 30 2014	July 31 2013 (3)	July 31 2014	July 31 2013 (3)
Business segment income
Net interest income(4)	$40	$39	$(15)	$87	$(162)
Net fee and commission revenues	(96)	(61)	(54)	(217)	(149)
Net income from investments in associated corporations	(29)	(41)	(97)	(114)	(186)
Other operating income(4)	73	(7)	(19)	103	(83)
Total revenues	(12)	(70)	(185)	(141)	(580)
Provision for credit losses	–	–	–	–	–
Operating expenses	(31)	(13)	(10)	(54)	(54)
Income tax expense(4)	(52)	(89)	(138)	(203)	(350)
Net income	$71	$32	$(37)	$116	$(176)
Net income attributable to non-controlling interests in subsidiaries	$(1)	$1	$–	$–	$–
Net income attributable to equity holders of the Bank	$72	$31	$(37)	$116	$(176)
Other measures
Average assets ($ billions)	$81	$78	$93	$78	$93
Average liabilities ($ billions)(5)	$244	$240	$238	$237	$239
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(4)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended July 31, 2014 ($89), April 30, 2014 ($84), and July 31, 2013 ($79) and for the nine months ended July 31, 2014 ($253) and July 31, 2013 ($235) to arrive at the amounts reported in the Consolidated Statement of Income.
(5)	Prior period amounts have been restated to conform with current period presentation.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $89 million in the third quarter, compared to $79 million in the same period last year and $84 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q3 2014 vs Q3 2013

The Other segment had a net income attributable to equity holders of $72 million in the quarter, compared to a net loss of $37 million last year. The increase in net income was mainly due to higher revenues from asset/liability management activ-

ities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates, and higher net gains on investment securities.

Q3 2014 vs Q2 2014

The Other segment had a net income attributable to equity holders of $72 million in the third quarter, compared to net income of $31 million in the prior quarter. The increase was mainly due to higher net gains on investment securities and higher revenues from asset/liability management activities. Partly offsetting were higher taxes in the current quarter.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

The Other segment had a net income attributable to equity holders of $116 million in the first nine months ended this year, compared to net loss of $176 million last year. The increase in net income was mainly due to higher revenues from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates, and higher net gains on investment securities. Partly offsetting were higher expenses in the current period.

38    Scotiabank Third Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Total	For the three months ended				For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2014	April 30 2014	July 31 2013	(2)	July 31 2014	July 31 2013	(2)
Business segment income
Net interest income	$3,150	$3,051	$2,930		$9,206	$8,476
Net fee and commission revenues	1,962	1,842	1,749		5,695	5,134
Net income/(loss) from investments in associated corporations	94	127	264		356	553
Other operating income	1,281	705	572		2,600	1,736
Total revenues	6,487	5,725	5,515		17,857	15,899
Provision for credit losses	398	375	314		1,129	967
Operating expenses	3,140	2,995	3,003		9,240	8,687
Income tax expense	598	555	451		1,628	1,311
Net income	$2,351	$1,800	$1,747		$5,860	$4,934
Net income attributable to non-controlling interests in subsidiaries	$50	$58	$56		$162	$175
Net income attributable to equity holders of the Bank	$2,301	$1,742	$1,691		$5,698	$4,759
Other measures
Return on equity(1)	20.6%	16.3%	17.2%		17.6%	16.8%
Average assets ($ billions)	$801	$798	$763		$792	$749
Average liabilities ($ billions)	$753	$750	$720		$744	$707
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.

Geographic highlights	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2014	April 30 2014	July 31 2013(1)	July 31 2014	July 31 2013(1)
Geographic segment income
Canada	$1,611	$1,013	$969	$3,647	$2,615
United States	101	164	120	357	409
Mexico	101	104	90	287	287
Peru	91	88	75	266	258
Other international	496	475	563	1,445	1,537
Corporate adjustments	(49)	(44)	(70)	(142)	(172)
Net income	$2,351	$1,800	$1,747	$5,860	$4,934
Average assets ($ billions)
Canada	$473	$470	$441	$468	$433
United States	115	119	116	117	110
Mexico	24	24	21	23	21
Peru	16	17	15	17	15
Other international	159	154	146	155	144
Corporate adjustments	14	14	24	12	26
	$801	$798	$763	$792	$749
(1)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.

Quarterly Financial Highlights

	For the three months ended
	July 31 2014	April 30 2014	Jan. 31 2014	Oct. 31 2013	(1)	July 31 2013	(1)	April 30 2013	(1)	Jan. 31 2013	(1)	Oct. 31 2012	(1)
Total revenue ($ millions)	$6,487	$5,725	$5,645	$5,400		$5,515		$5,213		$5,171		$4,851
Total revenue (TEB(2)) ($ millions)	6,576	5,809	5,725	5,477		5,594		5,295		5,245		4,925
Net income ($ millions)	2,351	1,800	1,709	1,676		1,747		1,582		1,605		1,502
Basic earnings per share ($)	1.86	1.40	1.33	1.30		1.37		1.23		1.26		1.19
Diluted earnings per share ($)	1.85	1.39	1.32	1.29		1.36		1.22		1.24		1.18
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(2)	Refer to page 5 for a discussion of non-GAAP measures.

Scotiabank Third Quarter Report 2014    39

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at July 31, 2014	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$15,141	$0.64	–	1,217,172
Preferred shares
Preferred shares Series 13(2)	–	–	–	–
Preferred shares Series 14(3)	345	0.281250	4.50	13,800
Preferred shares Series 15(3)	345	0.281250	4.50	13,800
Preferred shares Series 16(3)	345	0.328125	5.25	13,800
Preferred shares Series 17(3)	230	0.350000	5.60	9,200
Preferred shares Series 18(3)(4)(5)	187	0.209375	3.35	7,498
Preferred shares Series 19(3)(4)(6)	158	0.186125	2.98	6,302
Preferred shares Series 20(3)(4)(7)	201	0.225625	3.61	8,039
Preferred shares Series 21(3)(4)(8)	149	0.164250	2.63	5,961
Preferred shares Series 22(3)(4)(9)	234	0.239375	3.83	9,377
Preferred shares Series 23(3)(4)(10)	66	0.175500	2.81	2,623
Preferred shares Series 30(3)(4)(11)	265	0.240625	3.85	10,600
Preferred shares Series 32(3)(4)(12)	409	0.231250	3.70	16,346
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(13)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(13)	650	39.01	7.802	650
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(14)(15)				23,979
(1)	Dividends on common shares are paid quarterly. As at August 15, 2014, the number of outstanding common shares and options was 1,217,184 thousand and 23,969 thousand, respectively.
(2)	Preferred shares Series 13 were redeemed on July 29, 2014.
(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(4)	These preferred shares have conversion features (refer to Note 26 of the consolidated financial statements in the Bank’s 2013 Annual Report for further details).
(5)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(6)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(7)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(8)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(9)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00. On January 26, 2014, 2,623 thousand of the 12,000 thousand non-cumulative preferred shares Series 22 were converted into non-cumulative preferred shares Series 23.
(10)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly until January 25, 2019.
(11)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(12)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(13)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 22 of the consolidated financial statements in the Bank’s 2013 Annual Report for further details).
(14)	Included are 378 thousand stock options with tandem stock appreciation rights (Tandem SAR) features.
(15)	During 2013, certain employees voluntarily renounced 2,835 thousand Tandem SARs while retaining their corresponding option for shares.

Further details, including convertibility features, are available in Notes 22, 25, 26 and 28 of the October 31, 2013 consolidated financial statements presented in the Bank’s 2013 Annual Report.

40    Scotiabank Third Quarter Report 2014

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2014	April 30 2014	October 31 2013	(1)
Assets
Cash and deposits with financial institutions	5	$49,964	$59,758	$53,338
Precious metals		7,916	8,181	8,880
Trading assets
Securities	6(a)	104,319	103,535	84,196
Loans	6(b)	12,912	12,271	11,225
Other		3,176	1,922	1,068
		120,407	117,728	96,489
Financial assets designated at fair value through profit or loss		111	114	106
Securities purchased under resale agreements and securities borrowed		91,632	83,357	82,533
Derivative financial instruments		24,952	25,223	24,503
Investment securities	7	39,064	37,387	34,319
Loans
Residential mortgages		211,391	210,866	209,865
Personal and credit cards		81,942	79,170	76,008
Business and government		129,015	132,192	119,615
		422,348	422,228	405,488
Allowance for credit losses	9(b)	3,406	3,364	3,273
		418,942	418,864	402,215
Other
Customers’ liability under acceptances		10,010	11,158	10,556
Property and equipment		2,231	2,222	2,214
Investments in associates	10	2,981	5,536	5,326
Goodwill and other intangible assets		10,820	10,794	10,704
Deferred tax assets		1,899	1,972	1,938
Other assets		10,580	9,478	10,523
		38,521	41,160	41,261
Total assets		$791,509	$791,772	$743,644
Liabilities
Deposits
Personal	11	$174,213	$173,309	$171,048
Business and government	11	333,013	337,876	313,994
Financial institutions	11	38,113	40,539	33,019
		545,339	551,724	518,061
Other
Acceptances		10,010	11,158	10,556
Obligations related to securities sold short		30,163	27,810	24,977
Derivative financial instruments		28,686	28,918	29,267
Obligations related to securities sold under repurchase agreements and securities lent		91,015	88,377	77,508
Subordinated debentures	13	4,873	4,864	5,841
Other liabilities		32,977	31,464	32,047
		197,724	192,591	180,196
Total liabilities		743,063	744,315	698,257
Equity
Common equity
Common shares	14	15,141	14,999	14,516
Retained earnings		28,217	26,849	25,068
Accumulated other comprehensive income (loss)		700	943	388
Other reserves		178	195	193
Total common equity		44,236	42,986	40,165
Preferred shares	15	2,934	3,234	4,084
Total equity attributable to equity holders of the Bank		47,170	46,220	44,249
Non-controlling interests in subsidiaries		1,276	1,237	1,138
Total equity		48,446	47,457	45,387
Total liabilities and equity		$791,509	$791,772	$743,644
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2014    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended				For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2014	April 30 2014	July 31 2013	(1)	July 31 2014	July 31 2013	(1)
Revenue Interest income
Loans		$4,638	$4,478	$4,382		$13,598	$12,969
Securities		244	240	242		718	759
Securities purchased under resale agreements and securities borrowed		41	48	48		132	145
Deposits with financial institutions		65	66	74		201	214
		4,988	4,832	4,746		14,649	14,087
Interest expense
Deposits		1,546	1,498	1,574		4,610	4,803
Subordinated debentures		46	55	78		159	268
Other		246	228	164		674	540
		1,838	1,781	1,816		5,443	5,611
Net interest income		3,150	3,051	2,930		9,206	8,476
Fee and commission revenues
Banking	20	938	888	866		2,766	2,555
Wealth management	20	684	675	640		2,021	1,855
Underwriting and other advisory		217	160	135		543	382
Non-trading foreign exchange		107	98	102		314	301
Other		102	106	82		303	259
		2,048	1,927	1,825		5,947	5,352
Fee and commission expenses		86	85	76		252	218
Net fee and commission revenues		1,962	1,842	1,749		5,695	5,134
Other operating income
Trading revenues	21	263	344	316		932	967
Net gain on sale of investment securities		180	219	100		541	278
Net income from investments in associated corporations		94	127	264		356	553
Insurance underwriting income, net of claims		123	112	108		350	332
Other	25	715	30	48		777	159
		1,375	832	836		2,956	2,289
Total revenue		6,487	5,725	5,515		17,857	15,899
Provision for credit losses		398	375	314		1,129	967
		6,089	5,350	5,201		16,728	14,932
Operating expenses
Salaries and employee benefits		1,730	1,629	1,634		5,112	4,842
Premises and technology		484	476	453		1,429	1,330
Depreciation and amortization		134	129	130		392	386
Communications		104	105	103		311	302
Advertising and business development		146	147	119		418	346
Professional		120	106	118		334	303
Business and capital taxes		84	74	73		233	210
Other		338	329	373		1,011	968
		3,140	2,995	3,003		9,240	8,687
Income before taxes		2,949	2,355	2,198		7,488	6,245
Income tax expense		598	555	451		1,628	1,311
Net income		$2,351	$1,800	$1,747		$5,860	$4,934
Net income attributable to non-controlling interests in subsidiaries		50	58	56		162	175
Net income attributable to equity holders of the Bank		2,301	1,742	1,691		5,698	4,759
Preferred shareholders		34	43	54		125	164
Common shareholders		$2,267	$1,699	$1,637		$5,573	$4,595
Earnings per common share (in dollars)
Basic	22	$1.86	$1.40	$1.37		$4.59	$3.85
Diluted	22	$1.85	$1.39	$1.36		$4.57	$3.82
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

42    Scotiabank Third Quarter Report 2014

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2014	April 30 2014	July 31 2013 (1)	July 31 2014	July 31 2013 (1)
Net income	$2,351	$1,800	$1,747	$5,860	$4,934
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(156)	(467)	(201)	1,033	235
Net gains (losses) on hedges of net investments in foreign operations	77	159	(4)	(567)	(270)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(3)	(3)	–	16	–
Net gains (losses) on hedges of net investments in foreign operations	18	43	(3)	(151)	(74)
	(94)	(348)	(202)	601	39
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	202	181	(126)	662	191
Reclassification of net (gains) losses to net income(2)	(223)	(178)	(22)	(656)	(156)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	30	53	(36)	159	48
Reclassification of net (gains) losses to net income	(66)	(57)	(12)	(199)	(56)
	15	7	(100)	46	43
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(245)	(31)	304	463	271
Reclassification of net (gains) losses to net income	248	75	(53)	(521)	(75)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(72)	(9)	80	146	72
Reclassification of net (gains) losses to net income	72	21	(12)	(160)	(19)
	3	32	183	(44)	143
Net change in remeasurement of employee benefit plan asset and liability:(3)
Remeasurement of employee benefit plan asset and liability	(233)	(63)	863	(374)	672
Income tax expense (benefit)	(65)	(14)	235	(98)	184
	(168)	(49)	628	(276)	488
Other comprehensive income from investments in associates	9	(5)	(6)	25	18
Other comprehensive income (loss)	(235)	(363)	503	352	731
Comprehensive income	$2,116	$1,437	$2,250	$6,212	$5,665
Comprehensive income attributable to non-controlling interests	$58	$97	$51	$202	$157
Comprehensive income attributable to equity holders of the Bank	2,058	1,340	2,199	6,010	5,508
Preferred shareholders	34	43	54	125	164
Common shareholders	$2,024	$1,297	$2,145	$5,885	$5,344
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(2)	Includes amounts related to qualifying hedges.
(3)	Amounts recorded for remeasurements of employee benefits plan assets and liabilities will not be reclassified to the Consolidated Statement of Income.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2014    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)									Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Available- for-sale securities	Cash flow hedging	Employee benefits	Share from associates	Other reserves (2)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries	Capital instrument equity holders	Total
Balance as reported November 1, 2013	$14,516	$25,315	$(173)	$705	$(42)	$–	$55	$193	$40,569	$4,084	$44,653	$1,155	$743	$46,551
Opening adjustment(3)	–	(247)	–	–	–	(157)	–	–	(404)	–	(404)	(17)	(743)	(1,164)
Restated balances	14,516	25,068	(173)	705	(42)	(157)	55	193	40,165	4,084	44,249	1,138	–	45,387
Net income	–	5,573	–	–	–	–	–	–	5,573	125	5,698	162	–	5,860
Other comprehensive income (loss)	–	–	564	44	(44)	(277)	25	–	312	–	312	40	–	352
Total comprehensive income	$–	$5,573	$564	$44	$(44)	$(277)	$25	$–	$5,885	$125	$6,010	$202	$–	$6,212
Shares issued	650	2	–	–	–	–	–	(30)	622	–	622	–	–	622
Shares repurchased/redeemed	(25)	(119)	–	–	–	–	–	–	(144)	(1,150)	(1,294)	–	–	(1,294)
Common dividends paid	–	(2,307)	–	–	–	–	–	–	(2,307)	–	(2,307)	–	–	(2,307)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(125)	(125)	–	–	(125)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(65)	–	(65)
Share-based payments	–	–	–	–	–	–	–	27	27	–	27	–	–	27
Other	–	–	–	–	–	–	–	(12)	(12)	–	(12)	1 (4)	–	(11)
Balance as at July 31, 2014	$15,141	$28,217	$391	$749	$(86)	$(434)	$80	$178	$44,236	$2,934	$47,170	$1,276	$–	$48,446

Balance as reported November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$–	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379
Opening adjustment(3)	–	(203)	–	–	–	(714)	–	–	(917)	–	(917)	(20)	(777)	(1,714)
Restated balances	13,139	21,775	(528)	597	(135)	(714)	35	166	34,335	4,384	38,719	946	–	39,665
Net income	–	4,595	–	–	–	–	–	–	4,595	164	4,759	175	–	4,934
Other comprehensive income (loss)	–	–	58	46	142	485	18	–	749	–	749	(18)	–	731
Total comprehensive income	$–	$4,595	$58	$46	$142	$485	$18	$–	$5,344	$164	$5,508	$157	$–	$5,665
Shares issued	1,049	1	–	–	–	–	–	(30)	1,020	–	1,020	–	–	1,020
Common dividends paid	–	(2,111)	–	–	–	–	–	–	(2,111)	–	(2,111)	–	–	(2,111)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(164)	(164)	–	–	(164)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(69)	–	(69)
Share-based payments	–	–	–	–	–	–	–	32	32	–	32	–	–	32
Other	–	1	–	–	–	–	–	26 (5)	27	–	27	45 (4)	–	72
Balance as at July 31, 2013(3)	$14,188	$24,261	$(470)	$643	$7	$(229)	$53	$194	$38,647	$4,384	$43,031	$1,079	$–	$44,110
(1)	Includes undistributed retained earnings of $45 (July 31, 2013 – $37) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments (refer to Note 17).
(3)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(4)	Includes changes to non-controlling interests arising from business combinations and divestitures.
(5)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 17).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

44    Scotiabank Third Quarter Report 2014

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2014	July 31 2013 (1)	July 31 2014	July 31 2013 (1)
Cash flows from operating activities
Net income	$2,351	$1,747	$5,860	$4,934
Adjustment for:
Net interest income	(3,150)	(2,930)	(9,206)	(8,476)
Depreciation and amortization	134	130	392	386
Provisions for credit losses	398	314	1,129	967
Equity-settled share-based payment expense	3	5	27	32
Net gain on investment securities	(180)	(100)	(541)	(278)
Realized gain on sale of an investment in an associate	(469)	–	(469)	–
Unrealized gain on reclassification of an investment in an associate	(174)	–	(174)	–
Net income from investments in associated corporations	(94)	(264)	(356)	(553)
Provision for income taxes	598	451	1,628	1,311
Changes in operating assets and liabilities:
Trading assets	(3,237)	3,085	(21,784)	(13,072)
Securities purchased under resale agreements and securities borrowed	(8,836)	6,280	(6,389)	(8,663)
Loans	(1,346)	(2,207)	(13,515)	(12,643)
Deposits	(4,647)	(15,383)	17,495	(735)
Obligations related to securities sold short	2,688	(852)	4,570	5,440
Obligations related to assets sold under repurchase agreements and securities lent	3,137	4,730	10,689	27,258
Net derivative financial instruments	(132)	754	(483)	(637)
Other, net	683	(925)	2,906	5,355
Dividends received	272	308	767	867
Interest received	4,789	4,683	13,878	13,487
Interest paid	(1,883)	(2,297)	(5,856)	(5,970)
Income tax paid	(283)	(405)	(1,247)	(1,171)
Net cash from/(used in) operating activities	(9,378)	(2,876)	(679)	7,839
Cash flows from investing activities
Interest-bearing deposits with financial institutions	9,135	3,445	5,438	(3,830)
Purchase of investment securities	(10,265)	(13,297)	(36,644)	(35,631)
Proceeds from sale and maturity of investment securities	8,660	13,747	33,388	38,753
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	2,535	102	2,550	(3,372)
Property and equipment, net of disposals	(91)	(49)	(203)	(137)
Other, net	(46)	(18)	(117)	(219)
Net cash from/(used in) investing activities	9,928	3,930	4,412	(4,436)
Cash flows from financing activities
Redemption/repayment of subordinated debentures	–	–	(1,000)	(3,010)
Redemption of preferred shares	(300)	–	(1,150)	–
Proceeds from common shares issued	153	283	631	931
Common shares purchased for cancellation	(144)	–	(144)	–
Cash dividends paid	(813)	(773)	(2,432)	(2,275)
Distributions to non-controlling interests	(14)	(14)	(65)	(69)
Other, net	297	(892)	473	175
Net cash from/(used in) financing activities	(821)	(1,396)	(3,687)	(4,248)
Effect of exchange rate changes on cash and cash equivalents	(21)	24	163	47
Net change in cash and cash equivalents	(292)	(318)	209	(798)
Cash and cash equivalents at beginning of period(2)	5,950	5,556	5,449	6,036
Cash and cash equivalents at end of period(2)	$5,658	$5,238	$5,658	$5,238
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q3 2014

Condensed Interim Consolidated Financial Statements (unaudited)

Page	Note
47	1.	Reporting entity

47	2.	Basis of preparation

47	3.	Significant accounting policies

51	4.	Future accounting developments

52	5.	Cash and deposits with financial institutions

52	6.	Trading assets

53	7.	Investment securities

53	8.	Derecognition of financial assets

55	9.	Impaired loans and allowance for credit losses

57	10.	Investments in associates

58	11.	Deposits

58	12.	Covered bonds

58	13.	Subordinated debentures

58	14.	Common shares

59	15.	Preferred shares

59	16.	Capital management

61	17.	Share-based payments

61	18.	Employee benefits

61	19.	Operating segments

64	20.	Fee and commission revenues

64	21.	Trading revenues

65	22.	Earnings per share

65	23.	Financial instruments

77	24.	Contractual maturities

79	25.	Business combinations and divestitures

80	26.	Events after the Consolidated Statement of Financial Position date

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is in line with the requirements of Section 308 of the Bank Act. These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2013.

The condensed interim consolidated financial statements for the quarter ended July 31, 2014 have been approved for issue by the Board of Directors on August 26, 2014.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of structured entities, de facto control of other entities, and provisions. Actual results could differ from these estimates.

3.	Significant accounting policies

Except for the changes in accounting policies listed below, the significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2013. Note 3 to the Bank’s 2013 annual consolidated financial statements describes the Bank’s significant accounting policies.

Changes in accounting policies

The Bank has retrospectively adopted the following new and amended accounting standards issued by the IASB effective November 1, 2013. Consequently, the new accounting policies used by the Bank have been described below.

Employee benefits (IAS -19)

The Bank provides pension and other benefit plans for eligible employees in Canada, the United States and

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for current and prior periods and the fair value of plan assets. Net interest income or expense is calculated by applying the discount rate to the net defined benefit asset or liability. The discount rate is based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations.

Actuarial gains and losses, the effect of the asset ceiling and the change in the return on plan assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to OCI in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. When the benefits of a plan are improved (reduced), the past service cost is recognized in net income in the period of the plan amendment. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that actuarial gains and losses are recognized in net income in the period in which they arise.

Defined contribution plans

Certain employees participate in defined contribution pension plans. The costs for such plans are equal to the Bank contributions made to employees’ accounts during the period.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

The amended standard IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method previously used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on the Consolidated Statement of Financial Position, with actuarial gains and losses to be recognized immediately in OCI. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will change in line with changes in the actuarial gains and losses.

The impact of the adoption of the standard on the Consolidated Financial Statements for prior periods is shown in the table at the end of this note.

Consolidation (IFRS - 10)

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For the Bank to control an entity, all of the three elements of control should be in existence:

•	power over the investee;

•	exposure, or rights, to variable returns from involvement with the investee; and

•	the ability to use power over the investee to affect the amount of the investor’s returns.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Control is presumed when the Bank has an ownership interest of more than 50% of the voting rights in an entity.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed. Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to common and preferred shareholders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

The new accounting standard, IFRS 10, Consolidated Financial Statements replaced the consolidation guidance in IAS 27, Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. It introduces a single, principle-based control model for all entities as a basis for determining which entities are consolidated and set out the requirements for the preparation of consolidated financial statements.

The standard was applied retrospectively allowing for certain practical exceptions and transitional relief.

The adoption of IFRS 10 has resulted primarily in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust (together, the “capital trusts”) through which the Bank issues certain regulatory capital instruments. These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities.

The Bank consolidates all structured entities that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

The impact of the deconsolidation on the Consolidated Financial Statements for prior periods is shown in the table at the end of this note.

In conjunction with the adoption of IFRS 10, the Bank has adopted IFRS 12, Disclosure of Interests in Other Entities that broadens the definition of interests in other entities and requires enhanced disclosures on both consolidated entities and unconsolidated entities with which the Bank is involved. The relevant incremental disclosures will be included in the 2014 annual consolidated financial statements.

Joint arrangements (IFRS - 11)

A joint arrangement is an arrangement over which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement. Joint control exists only when decisions about the relevant activities, i.e. those that significantly affect the returns of the arrangement, require the unanimous consent of the parties sharing the control of the arrangement. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. For joint operations, the Bank recognizes in relation to its interest in a joint operation:

•	Its assets and liabilities held/incurred jointly

•	Its revenue and expenses incurred jointly arising from the joint operation

For joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and certain other movements in equity of the joint ventures. Investments in joint ventures are evaluated for impairment at the end of each financial reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

Under the new accounting standard, IFRS 11 Joint Arrangements, the Bank classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Bank’s rights to the assets and obligations for the liabilities of the arrangements. The adoption of the new accounting standard has no impact on the Bank’s assets, liabilities and equity.

Fair value measurement (IFRS - 13)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date. The best evidence of fair value for a financial instrument is the quoted price in an active market. When there is no quoted price in an active market, the Bank uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

IFRS 13, Fair Value Measurement, permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to particular market or credit risk.

IFRS 13 provides a definition of fair value, establishes a single framework for measuring fair value, and provides additional disclosure requirements for fair value across all IFRS standards. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from November 1, 2013. The adoption of the definition of fair value had no impact on the Bank’s assets, liabilities and equity. The Bank has included new disclosures in Note 23 of the condensed interim consolidated financial statements in accordance with IAS 34, Interim Financial Reporting, and additional disclosures will be included in the 2014 annual consolidated financial statements.

Disclosures-offsetting financial assets and financial liabilities (IFRS - 7)

IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Liabilities, requires new disclosures on gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The Bank will provide new disclosures to clarify the effect and potential effect of rights of set-off associated with the Bank’s recognized financial assets and liabilities in the 2014 annual consolidated financial statements.

Summary of impact on adoption of new and amended accounting standards

The following tables summarize the impact of the changes:

As at October 31, 2013 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Total assets	$743,788	$(236)	$92	$743,644
Total liabilities	697,237	171	849	698,257
Total equity	46,551	(407)	(757)	45,387
Net income for the year ended October 31, 2013	$6,697	$(68)	$(19)	$6,610
Earnings per share
Basic	$5.19			$5.15
Diluted	$5.15			$5.11

As at July 31, 2013 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Total assets	$742,625	$(193)	$85	$742,517
Total liabilities	697,298	268	841	698,407
Total equity	45,327	(461)	(756)	44,110
Net income for the three months ended July 31, 2013	$1,768	$(16)	$(5)	$1,747
Earnings per share
Basic	$1.38			$1.37
Diluted	$1.37			$1.36

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue and the related interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenues.

The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service.

The standard is effective for the Bank on November 1, 2017, with early adoption permitted, using either a full retrospective approach or a modified retrospective approach. The Bank is currently assessing the impact of adopting this new standard.

Financial Instruments

On July 24, 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The standard covers three broad topics: Classification and Measurement, Impairment and Hedging.

Classification and Measurement

The standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. Financial assets will be measured at fair value through profit or loss unless certain conditions are met which permits measurement at amortized cost or at fair value through other comprehensive income. Most of the IFRS 9 requirements for financial liabilities have been carried forward unchanged from IAS 39. However, under the new requirements, an entity choosing to measure a liability at fair value should present the portion of the change in fair value due to changes in the entity’s own credit risk in OCI, rather than within P&L.

Impairment

The standard introduces a new single model for the measurement of impairment losses on all financial instruments subject to impairment accounting. The expected credit loss (ECL) model replaces the current “incurred loss” model and is based on a forward looking approach. The ECL model contains a “three stage” approach which is based on the change in credit quality of loans since initial recognition. Under Stage 1, an amount equal to 12 months expected credit losses will be recorded for financial instruments where there has not been a significant increase in credit risk since initial recognition. Under Stages 2 and 3, an amount equal to the lifetime expected losses will be recorded for those financial instruments where there has been a significant increase in credit risk since initial recognition.

Hedging

The standard expands the scope of hedged items and hedging items to which hedge accounting can be applied. It changes the effectiveness testing requirements and removes the ability to voluntarily discontinue hedge accounting.

The standard is effective for the Bank on November 1, 2018 on a retrospective basis with certain exceptions. Early adoption is permitted and if elected must at a minimum be applied to both the classification and measurement and impairment models simultaneously. The Bank is currently assessing the impact of adopting this new standard.

There are no other significant updates to the future accounting developments effective after November 1, 2013, as reflected in Note 4 to the Bank’s 2013 annual audited consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Cash and deposits with financial institutions

		As at
($ millions)	July 31 2014	April 30 2014	October 31 2013
Cash and non-interest-bearing deposits with financial institutions	$5,658	$5,950	$5,449
Interest-bearing deposits with financial institutions	44,306	53,808	47,889
Total	$49,964	$59,758	$53,338

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $4,213 million (April 30, 2014 – $4,523 million; October 31, 2013 – $4,510 million).

6.	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

		As at
($ millions)	July 31 2014	April 30 2014	October 31 2013
Trading securities:
Canadian federal government issued or guaranteed debt	$18,427	$17,428	$11,587
Canadian provincial and municipal debt	6,363	7,285	6,697
U.S. treasury and other U.S. agencies’ debt	12,381	15,264	12,239
Other foreign governments’ debt	10,395	9,428	7,275
Common shares	43,031	41,416	35,270
Other	13,722	12,714	11,128
Total	$104,319	$103,535	$84,196
Total by currency (In Canadian equivalent):
Canadian dollar	$62,763	$61,959	$53,589
U.S. dollar	21,731	24,255	19,612
Mexican peso	2,586	2,105	2,691
Other currencies	17,239	15,216	8,304
Total trading securities	$104,319	$103,535	$84,196

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

		As at
($ millions)	July 31 2014	April 30 2014	October 31 2013
Trading loans(1)(2)
U.S.(3)	$6,953	$6,116	$5,941
Europe(4)	2,151	2,214	2,485
Asia Pacific(4)	2,980	2,918	1,854
Canada(4)	133	177	97
Other(4)	695	846	848
Total	$12,912	$12,271	$11,225
(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $3,797 (April 30, 2014 – $3,505; October 31, 2013 – $3,220), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are related to short-term precious metals trading and lending activities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Investment securities

Investment securities includes held-to-maturity securities of $165 million (April 30, 2014 – $168 million; October 31, 2013 – $172 million) and available-for-sale securities of $38,899 million (April 30, 2014 – $37,219 million; October 31, 2013 – $34,147 million).

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at July 31, 2014
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$6,897	$125	$1	$7,021
Canadian provincial and municipal debt	3,282	20	2	3,300
U.S. treasury and other U.S. agencies’ debt	5,666	2	4	5,664
Other foreign governments’ debt	11,403	61	27	11,437
Bonds of designated emerging markets	39	6	–	45
Other debt	6,764	192	8	6,948
Preferred shares	413	16	50	379
Common shares	3,220	923	38	4,105
Total available-for-sale securities	$37,684	$1,345	$130	$38,899

	As at April 30, 2014
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$6,727	$83	$–	$6,810
Canadian provincial and municipal debt	3,576	19	2	3,593
U.S. treasury and other U.S. agencies’ debt	5,279	3	4	5,278
Other foreign governments’ debt	10,206	73	29	10,250
Bonds of designated emerging markets	97	12	1	108
Other debt	6,991	213	10	7,194
Preferred shares	412	16	57	371
Common shares	2,703	954	42	3,615
Total available-for-sale securities	$35,991	$1,373	$145	$37,219

	As at October 31, 2013
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,036	$84	$1	$7,119
Canadian provincial and municipal debt	3,240	27	4	3,263
U.S. treasury and other U.S. agencies’ debt	2,845	4	7	2,842
Other foreign governments’ debt	10,068	96	20	10,144
Bonds of designated emerging markets	116	34	1	149
Other debt	6,665	276	32	6,909
Preferred shares	413	15	44	384
Common shares	2,627	761	51	3,337
Total available-for-sale securities	$33,010	$1,297	$160	$34,147

The net unrealized gain on available-for-sale securities of $1,215 million (April 30, 2014 – $1,228 million; October 31, 2013 – $1,137 million) decreases to a net unrealized gain of $986 million (April 30, 2014 – $1,007 million; October 31, 2013 – $980 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

8.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2014(1)	April 30 2014(1)	October 31 2013(1)
Assets
Carrying value of residential mortgage loans	$18,084	$16,791	$15,832
Other related assets(2)	2,914	4,778	11,160
Liabilities
Carrying value of associated liabilities	21,030	21,642	27,289
(1)	The fair value of the transferred assets is $21,047 (April 30, 2014 – $21,629; October 31, 2013 – $26,894) and the fair value of the associated liabilities is $21,406 (April 30, 2014 – $21,935; October 31, 2013 – $27,577) for a net position of $(359) (April 30, 2014 – $(306); October 31, 2013 – $(683)).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2014	April 30 2014		October 31 2013
Carrying value of securities associated with:
Repurchase agreements(1)	$82,537	$79,583		$68,868
Securities lending agreements	31,262	28,539		25,609
Total	113,799	108,122		94,477
Carrying value of associated liabilities(2)	$91,015	$88,377	(3)	$77,508
(1)	Does not include over-collateralization of assets pledged.
(2)	Carrying value of liabilities for securities lending arrangements only include amounts related to cash collateral received and do not include securities, if any, received as collateral. Accrued interest is recorded in other liabilities.
(3)	Prior period amounts have been restated to conform with current period presentation.

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9.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at July 31, 2014
($ millions)	Gross impaired loans	Allowance for credit losses		Net
Business and government	$1,293	$529	(4)	$764
Residential mortgages	1,419	343	(5)	1,076
Personal and credit cards	1,152	1,115	(5)	37
Total	$3,864	$1,987		$1,877
By geography:
Canada				$343
United States				60
Other international				1,474
Total				$1,877

	As at
	April 30, 2014				October 31, 2013
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Business and government	$1,402	$551	(4)	$851	$1,385	$561	(4)	$824
Residential mortgages	1,356	337	(5)	1,019	1,270	338	(5)	932
Personal and credit cards	1,142	1,071	(5)	71	1,046	994	(5)	52
Total	$3,900	$1,959		$1,941	$3,701	$1,893		$1,808
By geography:
Canada				$348				$363
United States				102				149
Other international				1,491				1,296
Total				$1,941				$1,808
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2014 was $2 (April 30, 2014 – $5; October 31, 2013 – $19).
(2)	Additional interest income of approximately $72 would have been recorded if the above loans had not been classified as impaired (April 30, 2014 – $71; October 31, 2013 – $263).
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Allowance for credit losses for business and government loans is individually assessed.
(5)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the nine months ended July 31, 2014
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$561	$(234)	$60	$142	$–	$529
Collective	2,604	(1,139)	294	969	2	2,730
Total before FDIC guaranteed loans	3,165	(1,373)	354	1,111	2	3,259
FDIC guaranteed loans(1)	108	–	15	18	6	147
Total allowances	$3,273	$(1,373)	$369	$1,129	$8	$3,406

	As at and for the six months ended April 30, 2014
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$561	$(145)	$40	$92	$3	$551
Collective	2,604	(726)	181	628	(7)	2,680
Total before FDIC guaranteed loans	3,165	(871)	221	720	(4)	3,231
FDIC guaranteed loans(1)	108	–	8	11	6	133
Total allowances	$3,273	$(871)	$229	$731	$2	$3,364

	As at and for the twelve months ended October 31, 2013
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$469	$(201)	$111	$155	$27	$561
Collective	2,420	(1,268)	332	1,117	3	2,604
Total before FDIC guaranteed loans	2,889	(1,469)	443	1,272	30	3,165
FDIC guaranteed loans(1)	88	–	–	16	4	108
	$2,977	$(1,469)	$443	$1,288	$34	$3,273

Represented by:

	As at
($ millions)	July 31 2014	April 30 2014	October 31 2013
Allowance against impaired loans	$1,987	$1,959	$1,893
Allowance against performing loans(2)	1,272	1,272	1,272
Total before FDIC guaranteed loans	3,259	3,231	3,165
FDIC guaranteed loans(1)	147	133	108
	$3,406	$3,364	$3,273
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance for performing loans is attributable to business and government loans $747 (April 30, 2014 – $783; October 31, 2013 – $953) with the remainder allocated to personal and credit card loans $291 (April 30, 2014 – $269; October 31, 2013 – $129) and residential mortgages $234 (April 30, 2014 – $220; October 31, 2013 – $190).

(c)	Total FDIC guaranteed loans

	As at
($ millions)	July 31 2014	April 30 2014	October 31 2013
R-G Premier Bank
Unpaid principal balance	$2,700	$2,809	$2,929
Fair value adjustments	(384)	(428)	(499)
Net carrying value	2,316	2,381	2,430
Allowance for credit losses	(147)	(133)	(108)
	$2,169	$2,248	$2,322

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under these agreements, the FDIC guarantees 80% of loan losses. The guarantees are expiring in April 2015 and April 2020 for non-single family loans and single family loans, respectively. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at July 31, 2014 the carrying value of loans guaranteed by FDIC was $2.2 billion (April 30, 2014 – $2.2 billion; October 31, 2013 – $2.3 billion) with a net receivable of $294 million (April 30, 2014 – $329 million; October 31, 2013 – $366 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

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(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at July 31, 2014(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,280	$474	$153	$1,907
Personal and credit cards	597	295	44	936
Business and government	181	40	168	389
Total	$2,058	$809	$365	$3,232

	As at April 30, 2014(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,385	$464	$192	$2,041
Personal and credit cards	589	295	41	925
Business and government	214	83	157	454
Total	$2,188	$842	$390	$3,420

	As at October 31, 2013(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,248	$496	$180	$1,924
Personal and credit cards	506	241	49	796
Business and government	209	81	172	462
Total	$1,963	$818	$401	$3,182
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loan related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

10.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					July 31 2014	April 30 2014	October 31 2013
($ millions)	Country of incorporation	Nature of business	Ownership Percentage	Date of financial statement(1)	Carrying value	Carrying value	Carrying value
CI Financial Corp.(2)	Canada	Wealth Management	n/a	n/a	$–	$2,617	$2,577
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	June 30, 2014	2,048	2,008	1,921
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.2%	June 30, 2014	210	205	191
Bank of Xi’an Co. Ltd.	China	Banking	19.0%(3)	June 30, 2014	331	327	291
Banco del Caribe	Venezuela	Banking	26.6%	June 30, 2014	186	175	156
(1)	Represents the date of the most recent published financial statements; where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	On June 17, 2014, the Bank sold 82,800,000 shares (representing 29.1% ownership) at a price of $31.60 per share. Consequently, the Bank’s ownership in CI Financial Corp. has dropped from 36.8% to 7.7%. The Bank has discontinued equity accounting and has reclassified its remaining holdings to available-for-sale equity securities, measured at market value.
(3)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

	As at
	July 31, 2014						April 30 2014	October 31 2013	(1)
	Payable on demand		Payable after notice		Payable on a fixed date	Total		Total
($ millions)	Interest- bearing	Non-interest bearing					Total
Personal	$5,095	$4,500	$90,445		$74,173	$174,213	$173,309	$171,048
Business and government	47,329	18,081	28,631		238,972	333,013	337,876	313,994
Financial institutions	4,575	2,710	2,317		28,511	38,113	40,539	33,019
Total	$56,999	$25,291	$121,393	(2)	$341,656	$545,339	$551,724	$518,061
Recorded in:
Canada						$357,997	$358,922	$350,773
United States						85,179	90,994	77,685
U.K.						18,967	16,337	10,779
Mexico						12,886	12,917	11,907
Peru						11,669	11,668	10,552
Chile						5,470	5,793	5,723
Colombia						7,541	7,087	6,578
Other International						45,630	48,006	44,064
Total(3)						$545,339	$551,724	$518,061
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (refer to Note 3).
(2)	Includes $101 of non-interest bearing deposits.
(3)	Deposits denominated in U.S. dollars amount to $201,748 (April 30, 2014 – $212,274; October 31, 2013 – $182,271) deposits denominated in Mexican pesos amount to $11,736 (April 30, 2014 – $11,774; October 31, 2013 – $10,480) and deposits denominated in other foreign currencies amount to $48,565 (April 30, 2014 – $49,130; October 31, 2013 – $44,616).

Refer to Note 24 for contractual maturities for deposits, which provides maturities less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to two years, two to five years and over five years.

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2014	$31,372	$19,118	$19,038	$78,394	$11,467	$159,390
As at April 30, 2014	$36,120	$10,877	$28,055	$77,331	$9,789	$162,172
As at October 31, 2013(2)	$38,844	$12,097	$15,731	$75,451	$7,878	$150,001
(1)	The majority of foreign term deposits are in excess of $100,000.
(2)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (refer to Note 3).

12.	Covered bonds

On April 2, 2014, the Bank issued Euro 1 billion 1.000% Covered Bonds due April 2, 2019 under the Bank’s Global Registered Covered Bond Program. The payment of all amounts of interest and principal due in respect of the covered bonds is unconditionally and irrevocably guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (Covered Bond Guarantor) and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the Covered Bond Guarantor consist of first lien Canadian uninsured residential mortgages and their related security interest. The covered bonds are direct, unsecured and unconditional obligations of the Bank.

13.	Subordinated debentures

On April 15, 2014, the Bank redeemed all outstanding 4.94% debentures due April 2019 for 100% of their principal amount of $1.0 billion, plus accrued interest to the redemption date.

14.	Common shares

Normal course issuer bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange approved its normal course issuer bid (the ‘bid’) pursuant to which it may repurchase for cancellation up to 12 million common shares. The bid will end on the earlier of May 29, 2015, or the date on which the Bank completes its purchases.

During the quarter ended July 31, 2014, the Bank repurchased and cancelled 2 million common shares under this bid at an average price of $72.21 per share for a total amount of approximately $144 million.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Preferred shares

Series 13 Non-cumulative Preferred Shares ($300 million) were redeemed by the Bank on July 29, 2014, Series 26 ($325 million) and 28 ($275 million) were redeemed on April 26, 2014 and Series 24 ($250 million) were redeemed on January 26, 2014. These were redeemed at a price equal to $25 per share, together with all declared and unpaid dividends.

16.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five-year period, beginning January 2014. In accordance with OSFI’s requirements, a scalar for CVA risk-weighted assets (RWA) of 0.57 was used in the first two quarters of 2014. At Q3 2014, CVA RWA were calculated using scalars of 0.57, 0.65 and 0.77 for CET1 capital ratio, Tier1 capital ratio and Total capital ratio respectively.

Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets.

Basel III introduced a new category of capital, CET1, which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions. In addition, new or revised capital components included in common equity are unrealized losses on securities and reduced amounts for non-controlling interests.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 5 years.

As of January 2019, under the BCBS rules the Bank will be required to meet new minimum requirements of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total capital ratio will be 10.5%.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing

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credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a Bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

The Bank’s Common Equity Tier 1, Tier 1 and Total capital are composed of the following:

As at
July 31, 2014	April 30, 2014	October 31, 2013(1)
($ millions)	All-in	Transitional	All-in	Transitional	All-in	Transitional
Total common equity	$44,237	$44,237	$42,986	$42,986	$40,569	$40,569
Qualifying non-controlling interests in common equity of subsidiaries	506	–	508	–	479	–
Goodwill and non-qualifying intangibles, net of deferred tax liabilities	(10,103)	–	(9,928)	–	(9,772)	–
Threshold related deductions	(191)	–	(3,388)	–	(3,630)	–
Net deferred tax assets (excluding those arising from temporary differences)	(618)	–	(686)	–	(752)	–
Other Common Equity Tier 1 capital deductions(2)	(161)	(2,470)	(181)	(3,814)	(535)	(2,548)
Common Equity Tier 1 capital	$33,670	$41,767	$29,311	$39,172	$26,359	$38,021
Preferred shares(3)	2,934	2,934	3,234	3,234	4,084	4,084
Capital instrument liabilities – trust securities(3)	1,400	1,400	1,400	1,400	1,400	1,400
Other Tier 1 capital adjustments(4)	18	(4,334)	21	(4,634)	71	(5,484)
Net Tier 1 capital	$38,022	$41,767	$33,966	$39,172	$31,914	$38,021
Subordinated debentures, net of amortization(3)	4,873	4,873	4,864	4,864	5,841	5,841
Other Tier 2 capital adjustments(4)	649	596	1,174	31	1,086	(504)
Total regulatory capital	$43,544	$47,236	$40,004	$44,067	$38,841	$43,358
CET1 risk-weighted assets(5)	$307,795	$314,701	$300,155	$304,507	$288,246	$293,252
Tier 1 risk-weighted assets(5)	$308,502	$314,701	300,155	304,507	288,246	293,252
Total risk-weighted assets(5)	$309,563	$314,701	300,155	304,507	288,246	293,252
Capital ratios
Common Equity Tier 1 capital ratio	10.9%	13.3%	9.8%	12.9%	9.1%	13.0%
Tier 1 capital ratio	12.3%	13.3%	11.3%	12.9%	11.1%	13.0%
Total capital ratio	14.1%	15.0%	13.3%	14.5%	13.5%	14.8%
Assets-to-capital multiple(6)	16.8	x	16.7	x	17.9	x	17.9	x	17.1	x	17.1	x
(1)	Capital measures for 2013 have not been restated for the new IFRS standards as they represent the actual amounts in the period for regulatory purposes.
(2)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (20% in 2014; 0% in 2013) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(3)	Non-qualifying capital instruments are subject to a phase-out over 10 years. Amounts reported for regulatory capital may be less than as reported on the Consolidated Statement of Financial Position.
(4)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries, in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(5)	As at July 31, 2014, CVA risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio respectively.
(6)	As prescribed by OSFI, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

The Bank substantially exceeded the OSFI capital target as at July 31, 2014. OSFI has also prescribed an asset-

to-capital leverage multiple and the Bank was in compliance with this threshold as at July 31 2014.

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17.	Share-based payments

During the first quarter, the Bank granted 3,241,684 options with an exercise price of $63.98 per option and a weighted average fair value of $8.85 to selected employees, under the terms of the Employee Stock Option Plan.

The Bank recorded an increase to equity – other reserves of $3 million and $27 million for the three months and nine months ended July 31, 2014, respectively (July 31, 2013 – $5 million and $32 million) as a result of equity–classified share-based payment expense.

Renouncement of Tandem SARs

During the first quarter of 2013, certain employees voluntarily renounced 2,835,008 tandem stock appreciation rights (Tandem SARs) while retaining their corresponding option for shares. As a result, the stock options are not required to be re-valued and the accrued liability of $36 million and related deferred tax asset of $10 million were reclassified to equity, resulting in a net increase to equity – other reserves of $26 million. The remaining 378,041 outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

18.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2014	April 30 2014	July 31 2013(2)	July 31 2014	April 30 2014	July 31 2013(2)
Defined benefit service cost	$51	$67	$62	$5	$10	$10
Interest on net defined benefit (asset) liability	1	3	11	15	15	14
Other	2	2	3	3	1	(18)
Defined benefit expense	$54	$72	$76	$23	$26	$6
Defined contribution expense	$4	$5	$5	n/a	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits	$(193)	$–	$672	$(40)	$(63)	$191

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2014	July 31 2013(2)	July 31 2014	July 31 2013(2)
Defined benefit service cost	$182	$185	$24	$38
Interest on net defined benefit (asset) liability	5	33	44	41
Other	6	7	5	(18)
Defined benefit expense	$193	$225	$73	$61
Defined contribution expense	$14	$14	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits	$(277)	$608	$(97)	$64
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (refer to Note 3).
(3)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.

19.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth & Insurance and Global Banking & Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s 2013 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

–	the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(2)	Total
Net interest income	$1,450	$1,363	$114	$183	$40	$3,150
Net fee and commission revenues	432	354	850	422	(96)	1,962
Net income from investments in associated corporations	(2)	101	24	–	(29)	94
Other operating income	3	73	727	405	73	1,281
Total revenues	1,883	1,891	1,715	1,010	(12)	6,487
Provision for credit losses	151	244	2	1	–	398
Operating expenses	968	1,064	699	440	(31)	3,140
Provision for income taxes	199	131	159	161	(52)	598
Net income	$565	$452	$855	$408	$71	$2,351
Net income attributable to non-controlling interests in subsidiaries	$–	$42	$9	$–	$(1)	$50
Net income attributable to equity holders of the Bank	$565	$410	$846	$408	$72	$2,301
Average assets ($ billions)	$281	$139	$14	$286	$81	$801
Average liabilities ($ billions)	$195	$88	$19	$207	$244	$753
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($89) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended April 30, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(2)	Total
Net interest income	$1,383	$1,338	$106	$185	$39	$3,051
Net fee and commission revenues	396	352	830	325	(61)	1,842
Net income from investments in associated corporations	(1)	100	69	–	(41)	127
Other operating income	48	84	112	468	(7)	705
Total revenues	1,826	1,874	1,117	978	(70)	5,725
Provision for credit losses	140	230	–	5	–	375
Operating expenses	921	1,025	659	403	(13)	2,995
Provision for income taxes	200	156	103	185	(89)	555
Net income	$565	$463	$355	$385	$32	$1,800
Net income attributable to non-controlling interests in subsidiaries	$–	$47	$10	$–	$1	$58
Net income attributable to equity holders of the Bank	$565	$416	$345	$385	$31	$1,742
Average assets ($ billions)	$278	$143	$16	$283	$78	$798
Average liabilities ($ billions)(3)	$191	$91	$20	$208	$240	$750
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($84) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Prior period amounts have been restated to conform with current period presentation.

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	For the three months ended July 31, 2013(1)
Taxable equivalent basis(2) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(3)	Total
Net interest income	$1,382	$1,260	$101	$202	$(15)	$2,930
Net fee and commission revenues	367	350	762	324	(54)	1,749
Net income from investments in associated corporations	2	300	59	–	(97)	264
Other operating income	8	93	107	383	(19)	572
Total revenues	1,759	2,003	1,029	909	(185)	5,515
Provision for credit losses	108	194	1	11	–	314
Operating expenses	906	1,095	619	393	(10)	3,003
Provision for income taxes	195	178	89	127	(138)	451
Net income	$550	$536	$320	$378	$(37)	$1,747
Net income attributable to non-controlling interests in subsidiaries	$–	$46	$10	$–	$–	$56
Net income attributable to equity holders of the Bank	$550	$490	$310	$378	$(37)	$1,691
Average assets ($ billions)	$274	$122	$15	$259	$93	$763
Average liabilities ($ billions)(4)	$188	$79	$18	$197	$238	$720
(1)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($79) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(4)	Prior period amounts have been restated to conform with current period presentation.

	For the nine months ended July 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(2)	Total
Net interest income	$4,241	$4,004	$327	$547	$87	$9,206
Net fee and commission revenues	1,236	1,073	2,487	1,116	(217)	5,695
Net income from investments in associated corporations	(4)	318	156	–	(114)	356
Other operating income	73	223	952	1,249	103	2,600
Total revenues	5,546	5,618	3,922	2,912	(141)	17,857
Provision for credit losses	425	693	2	9	–	1,129
Operating expenses	2,812	3,173	2,016	1,293	(54)	9,240
Provision for income taxes	604	395	354	478	(203)	1,628
Net income	$1,705	$1,357	$1,550	$1,132	$116	$5,860
Net income attributable to non-controlling interests in subsidiaries	$–	$130	$32	$–	$–	$162
Net income attributable to equity holders of the Bank	$1,705	$1,227	$1,518	$1,132	$116	$5,698
Average assets ($ billions)	$279	$140	$15	$280	$78	$792
Average liabilities ($ billions)	$192	$89	$20	$206	$237	$744
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($253) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2013(1)
Taxable equivalent basis(2) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(3)	Total
Net interest income	$4,017	$3,700	$309	$612	$(162)	$8,476
Net fee and commission revenues	1,120	1,026	2,183	954	(149)	5,134
Net income from investments in associated corporations	11	559	169	–	(186)	553
Other operating income	34	315	310	1,160	(83)	1,736
Total revenues	5,182	5,600	2,971	2,726	(580)	15,899
Provision for credit losses	362	574	3	28	–	967
Operating expenses	2,660	3,106	1,786	1,189	(54)	8,687
Provision for income taxes	564	457	249	391	(350)	1,311
Net income	$1,596	$1,463	$933	$1,118	$(176)	$4,934
Net income attributable to non-controlling interests in subsidiaries	$–	$147	$28	$–	$–	$175
Net income attributable to equity holders of the Bank	$1,596	$1,316	$905	$1,118	$(176)	$4,759
Average assets ($ billions)	$271	$120	$14	$251	$93	$749
Average liabilities ($ billions)(4)	$185	$78	$17	$188	$239	$707
(1)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($235) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(4)	Prior period amounts have been restated to conform with current period presentation.

20.	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

	For the three months ended			For the nine months ended
($ millions)	July 31 2014	April 30 2014	July 31 2013(1)	July 31 2014	July 31 2013(1)
Banking
Card revenues	$230	$224	$190	$686	$604
Deposit and payment services	302	291	287	882	837
Credit fees	255	235	241	761	710
Other	151	138	148	437	404
Total banking revenues	$938	$888	$866	$2,766	$2,555
Wealth management
Mutual funds	$371	$359	$326	$1,085	$951
Brokerage fees	216	220	220	654	629
Investment management and trust	97	96	94	282	275
Total wealth management revenues	$684	$675	$640	$2,021	$1,855
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).

21.	Trading revenues

The following table presents details of trading revenues.

	For the three months ended			For the nine months ended
($ millions)	July 31 2014	April 30 2014	July 31 2013(1)	July 31 2014	July 31 2013(1)
Interest rate and credit	$89	$144	$160	$358	$441
Equities	19	39	39	85	80
Commodities	84	98	87	272	278
Foreign exchange	37	51	46	163	148
Other	34	12	(16)	54	20
Revenue from trading operations	$263	$344	$316	$932	$967
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).

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22.	Earnings per share

	For the three months ended				For the nine months ended
($ millions)	July 31 2014	April 30 2014	July 31 2013	(1)	July 31 2014	July 31 2013	(1)
Basic earnings per common share
Net income attributable to common shareholders	$2,267	$1,699	$1,637		$5,573	$4,595
Average number of common shares outstanding (millions)	1,217	1,215	1,198		1,214	1,192
Basic earnings per common share(2) (in dollars)	$1.86	$1.40	$1.37		$4.59	$3.85
Diluted earnings per common share
Net income attributable to common shareholders	$2,267	$1,699	$1,637		$5,573	$4,595
Adjustments to net income due to:(3)
Capital instruments	–	–	1		–	19
Share-based payment options and others	2	1	2		6	(2)
Adjusted income attributable to common shareholders	$2,269	$1,700	$1,640		$5,579	$4,612
Average number of common shares outstanding (millions)	1,217	1,215	1,198		1,214	1,192
Adjustments to average shares due to:(3) (millions)
Capital instruments	–	–	2		–	11
Share-based payment options and others	8	7	7		7	4
Average number of diluted common shares outstanding (millions)	1,225	1,222	1,207		1,221	1,207
Diluted earnings per common share(2) (in dollars)	$1.85	$1.39	$1.36		$4.57	$3.82
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)	Certain grants of tandem stock appreciation rights or options, including obligations of the Bank to purchase non-controlling interests that may, at the Bank’s option, be settled by issuing common shares, were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

During the first quarter of 2013, 2,835,008 Tandem SARs were voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 17). The impact of the renouncement is not material to the diluted earnings per share.

23.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2013.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Exposure at default(1)	As at
	July 31, 2014			April 30 2014	October 31 2013
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$258,256	$48,310	$306,566	$319,653	$300,205
Undrawn commitments	54,179	3,581	57,760	53,598	59,789
Other exposures(4)	78,569	2,888	81,457	77,181	79,698
Total non-retail	$391,004	$54,779	$445,783	$450,432	$439,692
Retail
Drawn(5)	$162,045	$45,468	$207,513	$202,646	$197,279
Undrawn commitments	37,034	–	37,034	27,639	26,491
Total retail	$199,079	$45,468	$244,547	$230,285	$223,770
Total	$590,083	$100,247	$690,330	$680,717	$663,462
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and available-for-sale debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at July 31, 2014, April 30, 2014, January 31, 2014 and October 31, 2013, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2013.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2014, 52% (April 30, 2014 – 54%; October 31, 2013 – 55%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 55% (April 30, 2014 – 55%; October 31, 2013 – 57%).

Retail standardized portfolio

The retail standardized portfolio of $45 billion as at July 31, 2014 (April 30, 2014 – $44 billion; October 31, 2013 – $42 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $23 billion (April 30, 2014 –

$23 billion; October 31, 2013 – $21 billion) was

represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

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The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices),

the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	July 31, 2014						April 30, 2014		July 31, 2013
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+ 100 bps	$45	$109	$154	$(413)	$(163)	$(576)	$182	$(489)	$42	$(807)
– 100 bps	(45)	(108)	(153)	273	201	474	(175)	387	(41)	545
+ 200 bps	$90	$220	$310	$(940)	$(315)	$(1,255)	$367	$(1,111)	$85	$(1,696)
– 200 bps	$(90)	$(204)	$(294)	$436	$434	870	$(329)	728	(76)	1,023

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at July 31, 2014, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $49 million (April 30, 2014 – $52 million; July 31, 2013 – $52 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges this foreign currency risk.

A similar change in the Canadian dollar as at July 31, 2014, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $246 million (April 30, 2014 – $233 million; July 31, 2013 – $208 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 7.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

One-day VaR by risk factor
	For the three months ended			As at	As at
	July 31, 2014			July 31 2014	April 30 2014	July 31 2013
($ millions)	Average	High	Low
Credit spread plus interest rate(1)	$14.8	$18.8	$11.9	$15.3	$16.6	$10.2
Credit spread	10.7	12.0	9.9	11.6	8.6	5.6
Interest rate	10.8	16.1	7.1	8.2	12.9	7.4
Equities	3.1	4.1	2.2	3.4	3.0	3.2
Foreign exchange	0.8	1.4	0.6	0.6	0.7	1.6
Commodities	2.7	4.1	1.8	3.8	2.6	2.2
Debt specific	15.5	18.8	11.2	18.8	11.4	14.1
Diversification effect	(15.5)	n/a	n/a	(17.1)	(14.3)	(14.2)
All-Bank VaR	$21.5	$25.4	$18.3	$24.9	$20.0	$17.1
All-Bank Stressed VaR	$31.2	$40.3	$25.3	$40.3	$28.4	$29.5
(1)	Credit spread plus interest rate was labelled as interest rate previously. Additional granularity is now added to include credit spread and interest rate VaR separately as well as aggregated.

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss, with changes in fair values recorded in the Consolidated Statement of Income. These include:

•	certain debt investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.

•	certain deposit note liabilities containing embedded features that significantly modify the cash flows of the host liability instrument but are not bifurcated from the host instrument.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value(1)
	As at			For the three months ended			For the nine months ended
($ millions)	July 31 2014	April 30 2014	October 31 2013	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Investment securities – debt	$ 111	$114	$106	$ (1)	$1	$ (1)	$1	$5
Deposit note liabilities(2)	275	181	174	6	(1)	8	6	13
(1)	These gain and/or loss amounts are recorded in other operating income – other.
(2)	As at July 31, 2014, the Bank was contractually obligated to pay $283 to the holders of the notes at maturity (April 30, 2014 – $183; October 31, 2013 – $176).

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(c) Financial instruments – fair value

Fair value of financial instruments

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank’s risk management framework. GRM is independent from the Bank’s business units and is overseen by executive management and the Board of Directors. Senior management committees within GRM oversee and establish standards for risk management processes that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process in order to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains an independent list of pricing sources that are used in the IPV process and approved by a senior management committee. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is also performed by GRM to determine market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in inactive or illiquid markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent senior management committee within GRM oversees the vetting, approval and ongoing validation of valuation models used in determining fair value. Risk policies associated with model development are approved by executive management and/or key risk committees.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank’s policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves include adjustments for bid-offer spreads, unobservable parameters and constraints on prices in inactive or illiquid markets. The methodology for the calculation of valuation reserves are reviewed at least annually by a senior management committee within GRM.

Refer to Note 6 in our 2013 Annual Report for the valuation techniques used to fair value our significant financial assets and liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, goodwill and other intangible assets.

	As at
	July 31, 2014			April 30, 2014			October 31, 2013(1)
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$49,964	$49,964	$–	$59,758	$59,758	$–	$53,338	$53,338	$–
Precious metals	7,916	7,916	–	8,181	8,181	–	8,880	8,880	–
Trading assets	120,407	120,407	–	117,728	117,728	–	96,489	96,489	–
Financial assets designated at fair value through profit or loss	111	111	–	114	114	–	106	106	–
Securities purchased under resale agreements and securities borrowed	91,632	91,632	–	83,357	83,357	–	82,533	82,533	–
Derivative financial instruments	24,952	24,952	–	25,223	25,223	–	24,503	24,503	–
Investment securities	39,064	39,064	–	37,387	37,387	–	34,319	34,319	–
Loans	423,315	418,942	4,373	423,400	418,864	4,536	404,710	402,215	2,495
Customers’ liability under acceptances	10,010	10,010	–	11,158	11,158	–	10,556	10,556	–
Other assets	7,436	7,436	–	6,430	6,430	–	8,557	8,557	–
Liabilities:
Deposits	547,190	545,339	(1,851)	553,720	551,724	(1,996)	520,001	518,061	(1,940)
Acceptances	10,010	10,010	–	11,158	11,158	–	10,556	10,556	–
Obligations related to securities sold short	30,163	30,163	–	27,810	27,810	–	24,977	24,977	–
Derivative financial instruments	28,686	28,686	–	28,918	28,918	–	29,267	29,267	–
Obligations related to securities sold under repurchase agreements and securities lent	91,015	91,015	–	88,377	88,377	–	77,508	77,508	–
Subordinated debentures	5,098	4,873	(225)	5,101	4,864	(237)	6,059	5,841	(218)
Other liabilities	21,256	20,977	(279)	19,382	19,177	(205)	26,208	26,208	–
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of the new IFRS standards in 2014 (refer to Note 3).

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(d) Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require significant use of unobservable inputs are considered Level 3.

The following table outlines the fair value hierarchy of instruments carried at recurring fair value.

Recurring fair value measurements

	As at July 31, 2014
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,912	$–	$12,912
Canadian federal government and government guaranteed debt	18,427	–	–	18,427
Canadian provincial and municipal debt	–	6,363	–	6,363
US treasury and other US agencies’ debt	12,381	–	–	12,381
Other foreign governments’ debt	8,397	1,998	–	10,395
Corporate and other debt	149	13,541	32	13,722
Income trusts/funds and hedge funds	153	3,323	1,254	4,730
Equity securities	38,030	234	37	38,301
	$77,537	$38,371	$1,323	$117,231
Financial assets designated at fair value through profit or loss
Hedge funds	$–	$19	$22	$41
Corporate and other debt	–	70	–	70
	$–	$89	$22	$111
Investment securities(1)
Canadian federal government and government guaranteed debt	$5,698	$1,323	$–	$7,021
Canadian provincial and municipal debt	761	2,539	–	3,300
US treasury and other US agencies’ debt	5,555	109	–	5,664
Other foreign governments’ debt	5,750	5,291	396	11,437
Bonds of designated emerging markets	–	45	–	45
Corporate and other debt	786	5,478	561	6,825
Mortgage backed securities	–	83	40	123
Equity securities	3,236	222	1,026	4,484
	$21,786	$15,090	$2,023	$38,899
Derivative financial instruments
Interest rate contracts	$–	$11,801	$120	$11,921
Foreign exchange and gold contracts	2	8,625	–	8,627
Equity contracts	163	1,064	586	1,813
Credit contracts	–	870	5	875
Other	532	1,145	39	1,716
	$697	$23,505	$750	$24,952

Liabilities:
Deposits(2)	$–	$133	$986	$1,119

Financial liabilities designated at fair value through profit or loss	$–	$275	$–	$275

Obligations related to securities sold short	$26,908	$3,255	$–	$30,163

Derivative financial instruments
Interest rate contracts	$–	$12,004	$40	$12,044
Foreign exchange and gold contracts	2	7,603	–	7,605
Equity contracts	384	2,238	480	3,102
Credit contracts	–	4,374	5	4,379
Other	575	981	–	1,556
	$961	$27,200	$525	$28,686
(1)	Excludes investments which are held-to-maturity of $165.
(2)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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	As at April 30, 2014
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,271	$–	$12,271
Canadian federal government and government guaranteed debt	17,396	32	–	17,428
Canadian provincial and municipal debt	–	7,285	–	7,285
US treasury and other US agencies’ debt	15,264	–	–	15,264
Other foreign governments’ debt	7,505	1,923	–	9,428
Corporate and other debt	260	12,422	32	12,714
Income trusts/funds and hedge funds	153	3,771	1,212	5,136
Equity securities	36,056	187	37	36,280
	$76,634	$37,891	$1,281	$115,806
Financial assets designated at fair value through profit or loss
Hedge funds	$–	$19	$23	$42
Corporate and other debt	–	72	–	72
	$–	$91	$23	$114
Investment securities(1)
Canadian federal government and government guaranteed debt	$5,560	$1,250	$–	$6,810
Canadian provincial and municipal debt	878	2,715	–	3,593
US treasury and other US agencies’ debt	5,101	170	–	5,271
Other foreign governments’ debt	5,225	4,647	392	10,264
Bonds of designated emerging markets	68	40	–	108
Corporate and other debt	792	5,635	611	7,038
Mortgage backed securities	–	117	41	158
Equity securities	2,620	214	1,143	3,977
	$20,244	$14,788	$2,187	$37,219
Derivative financial instruments
Interest rate contracts	$–	$11,376	$122	$11,498
Foreign exchange and gold contracts	3	9,096	–	9,099
Equity contracts	158	814	492	1,464
Credit contracts	–	1,026	12	1,038
Other	546	1,570	8	2,124
	$707	$23,882	$634	$25,223
Liabilities:
Deposits(2)	$–	$106	$1,008	$1,114

Financial liabilities designated at fair value through profit or loss	$–	$181	$–	$181

Obligations related to securities sold short	$23,725	$4,085	$–	$27,810

Derivative financial instruments
Interest rate contracts	$–	$11,363	$34	$11,397
Foreign exchange and gold contracts	2	8,318	–	8,320
Equity contracts	353	1,964	616	2,933
Credit contracts	–	4,802	11	4,813
Other	545	910	–	1,455
	$900	$27,357	$661	$28,918
(1)	Excludes investments which are held-to-maturity of $168.
(2)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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	As at October 31, 2013(2)
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$11,225	$–	$11,225
Canadian federal government and government guaranteed debt	11,587	–	–	11,587
Canadian provincial and municipal debt	–	6,697	–	6,697
US treasury and other US agencies’ debt	12,239	–	–	12,239
Other foreign governments’ debt	6,183	1,092	–	7,275
Corporate and other debt	219	10,878	31	11,128
Income trusts/funds and hedge funds	163	4,093	1,248	5,504
Equity securities	29,468	214	84	29,766
	$59,859	$34,199	$1,363	$95,421
Financial assets designated at fair value through profit or loss
Hedge funds	$–	$–	$37	$37
Corporate and other debt	–	69	–	69
	$–	$69	$37	$106
Investment securities(1)
Canadian federal government and government guaranteed debt	$6,874	$245	$–	$7,119
Canadian provincial and municipal debt	988	2,275	–	3,263
US treasury and other US agencies’ debt	2,622	173	–	2,795
Other foreign governments’ debt	4,406	5,383	402	10,191
Bonds of designated emerging markets	112	37	–	149
Corporate and other debt	1,211	5,083	487	6,781
Mortgage backed securities	–	116	12	128
Equity securities	2,391	217	1,113	3,721
	$18,604	$13,529	$2,014	$34,147
Derivative financial instruments
Interest rate contracts	$–	$11,893	$88	$11,981
Foreign exchange and gold contracts	2	8,846	37	8,885
Equity contracts	242	785	302	1,329
Credit contracts	–	953	13	966
Other	461	874	7	1,342
	$705	$23,351	$447	$24,503
Liabilities:
Deposits(3)	$–	$25	$937	$962

Financial liabilities designated at fair value through profit or loss	$–	$174	$–	$174

Obligations related to securities sold short	$22,441	$2,536	$–	$24,977

Derivative financial instruments
Interest rate contracts	$–	$11,772	$15	$11,787
Foreign exchange and gold contracts	1	7,505	–	7,506
Equity contracts	464	2,503	745	3,712
Credit contracts	–	5,039	23	5,062
Other	371	828	1	1,200
	$836	$27,647	$784	$29,267
(1)	Excludes investments which are held-to-maturity of $172.
(2)	Prior period amounts are retrospectively adjusted to reflect the adoption of the new IFRS standards in 2014 (refer to Note 3).
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Non-recurring fair value measurements

There were no non-recurring measurements during the quarters ended July 31, 2014 and April 30, 2014.

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Level 3 instrument fair value changes

The following table summarizes the changes in Level 3 instruments for the three months ended July 31, 2014:

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlement of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2014
($ millions)	Fair value, beginning of period	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI (2)	Purchases/ Issuances	Sales/ Settlements	Transfers into / (out of) Level 3	Fair value, end of period	Change in unrealized gains/(losses) recorded in income for instruments still held	(3)
Trading assets
Corporate and other debt	$32	$–	$–	$–	$–	$–	$32	$–
Income trusts/funds and hedge funds	1,235	(17)	–	60	(2)	–	1,276	(17	)(4)
Equity securities	37	–	–	–	–	–	37	–
	1,304	(17)	–	60	(2)	–	1,345	(17)
Investment securities
Other foreign governments’ debt	392	1	(4)	185	(178)	–	396	–
Corporate and other debt	611	31	(22)	–	(59)	–	561	–
Mortgage backed securities	41	–	–	–	(1)	–	40	–
Equity securities	1,143	100	(58)	29	(188)	–	1,026	–
	2,187	132	(84)	214	(426)	–	2,023	–
Derivative financial instruments – assets
Interest rate contracts	122	(2)	–	–	–	–	120	(2)
Foreign exchange and gold contracts	–	–	–	–	–	–	–	–
Equity contracts	492	31	–	307	(5)	(239)	586	31
Credit contracts	12	(7)	–	–	–	–	5	(7)
Other	8	1	–	30	–	–	39	1
Derivative financial instruments – liabilities
Interest rate contracts	(34)	–	–	(6)	–	–	(40)	–
Equity contracts	(616)	(37)	–	(3)	93	83	(480)	(37	)(5)
Credit contracts	(11)	1	–	–	5	–	(5)	–
Other	–	–	–	–	–	–	–	–
	(27)	(13)	–	328	93	(156)	225	(14)
Deposits(6)	(1,008)	22	–	–	–	–	(986)	22	(4)
Total	$2,456	$124	$(84)	$602	$(335)	$(156)	$2,607	$ (9)
(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Shareholder’s Equity – Accumulated Other Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	The unrealized losses on income trusts/funds and hedge funds units are offset by the mark-to-market changes in an equity-linked deposit note and certain other derivative instruments in structured transactions. Both losses and offsetting gains are included in trading revenues in the Consolidated Statement of Income.
(5)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(6)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following tables summarizes the changes in Level 3 instruments for the quarter ended April 30, 2014 and October 31, 2013(1):

	As at April 30, 2014
($ millions)	Fair value, beginning of period	Gains/ (losses) recorded in income(2)	Gains/ (losses) recorded in OCI	Purchases	Sales	Transfers into/ (out of) Level 3	Fair value, end of period
Trading assets(3)	$1,495	$(24)	$–	$–	$(167)	$–	$1,304
Investment securities	2,383	138	(75)	34	(293)	–	2,187
Derivative financial instruments	(349)	(5)	–	(1)	262	66	(27)
Deposits(4)	(1,033)	25	–	–	–	–	(1,008)
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of the new IFRS standards in 2014 (refer to Note 3).
(2)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(3)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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	As at October 31, 2013
($ millions)	Fair value, beginning of period	Gains/ (losses) recorded in income(2)	Gains/ (losses) recorded in OCI	Purchases	Sales	Transfers into/ (out of) Level 3	Fair value, end of period
Trading assets(3)	$1,540	$17	$–	$–	$(157)	$–	$1,400
Investment securities	1,977	29	14	195	(193)	(8)	2,014
Derivative financial instruments	(308)	(29)	–	65	(46)	(19)	(337)
Deposits(4)	(930)	(7)	–	–	–	–	(937)
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of the new IFRS standards in 2014 (refer to Note 3).
(2)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(3)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs	Range of estimates for unobservable inputs	(1)	Changes in fair value from reasonably possible alternatives ($ millions)
Trading assets(2)
Corporate and other debt	Model based	Default correlation	65% - 92%		–
Investment securities
Other foreign governments’ debt	Price based	Price	100%		(1)/–
Corporate and other debt	Price based Discounted cash flow Model based	Price Discount rate Credit spread Default correlation	74% - 95% 1% - 2% 50 bps 65% - 92%		(11)/11
Mortgage backed securities	Price based	Price	95%		–
Private equity securities		General Partner
	Market comparable	valuations per statements	100%		(41)/40
Derivative financial instruments
Interest rate contracts	Option pricing model	Interest rate volatility	10% - 174%		(1)/1
Equity contracts	Option pricing model	Equity volatility Single stock correlation	5.4% - 90.6% -77% - 98%		(7)/7
Credit contracts	Model based	Default correlation	58% - 94%		(4)/4
(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)	The valuation of private equity, hedge fund investments and embedded derivatives, bifurcated from structured deposit notes, utilize net asset values as reported by fund managers. Net asset values are not considered observable as we cannot redeem these instruments at this value. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments and assesses the potential effect that a change in each unobservable input may have on the fair value measurement.

Correlation

Correlation in a credit derivative or debt instrument refers to the likelihood of a single default causing a succession of defaults. It affects the distribution of the

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defaults throughout the portfolio and therefore affects the valuation of instruments such as CDO tranches. A higher correlation may increase or decrease fair value depending on the seniority of the instrument.

Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Discount rate

The discount rate is an interest rate used to bring future values of cash flows into the present when considering the time value of money. An increase in the discount rate would result in a decrease in the fair value of an instrument, and vice versa. The discount rate at any given time is the sum of the current risk free rate and a risk premium. The riskier the cash flows, the higher the risk premium.

Credit spread

A credit spread represents the risk premium associated with an instrument that has a higher credit risk as compared to a benchmark debt instrument (usually a government bond) with a similar maturity. An increase in the credit spread will result in a decrease in fair value, and vice versa.

General Partner (GP) valuations per statements

Asset values provided by GPs represent the fair value of investments in private equity funds.

Volatility

Volatility is a measure of security price variation. Historic volatility is often calculated as the annualized standard deviation of daily price returns for a given time period. Implied volatility is that volatility, when input into an option pricing model, which returns a value equal to the current market value of the option.

Changes in fair value from reasonably possible alternatives

The fair value of Level 3 instruments is determined using management’s judgements about the appropriate value of unobservable inputs. Due to the unobservable nature of the inputs used, there may be uncertainty about the valuation of Level 3 instruments. Management has used reasonably possible alternative assumptions to determine the sensitivity of these inputs and the resulting potential impact on fair value of these Level 3 instruments.

For the Bank’s investment securities, the impact of applying these other reasonably possible inputs is a potential gain of $51 million and a potential loss of $53 million (April 30, 2014 – potential gain of $50 million and a potential loss of $65 million; October 31, 2013 – potential gain of $3 million and a potential loss of $3 million) recorded through other comprehensive income.

For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $12 million and a potential net loss of $12 million (April 30, 2014 – potential net gain of $14 million and a potential net loss of $14 million; October 31, 2013 – potential net gain of $16 million and a potential net loss of $16 million).

A sensitivity analysis has not been performed on certain equity investments not quoted in an active market that are hedged with total return swaps.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

During the three months ended July 31, 2014, derivative assets of $285 million were transferred from Level 3 to Level 2 and derivative assets of $45 million were transferred from Level 2 to Level 3. Derivative liabilities of $57 million were transferred from Level 2 to Level 3 and derivative liabilities of $140 million were transferred from Level 3 to Level 2.

During the three months ended April 30, 2014, derivative assets of $99 million were transferred from Level 3 to Level 2 and derivative assets of $255 million were transferred from Level 2 to Level 3. Derivative liabilities of $140 million were transferred from Level 2 to Level 3 and derivative liabilities of $50 million were transferred from Level 3 to Level 2.

During the three months ended October 31, 2013, derivative liabilities of $29 million were transferred from Level 2 to Level 3. Derivative liabilities of $10 million were transferred from Level 3 to Level 2.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

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24.	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at July 31, 2014
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$45,142	$840	$148	$90	$17	$86	$24	$–	$11,533		$57,880
Trading assets	5,653	6,171	4,506	1,635	3,382	9,878	17,727	25,258	46,197		120,407
Financial assets designated at fair value through profit or loss	–	–	–	–	11	59	–	–	41		111
Securities purchased under resale agreements and securities borrowed	69,333	11,399	6,351	2,000	2,495	54	–	–	–		91,632
Derivative financial instruments	1,187	1,433	1,191	645	607	2,617	6,039	11,233	–		24,952
Investment securities	2,354	1,919	2,283	1,852	2,165	9,562	9,674	4,769	4,486		39,064
Loans	21,994	23,079	21,414	24,763	28,486	74,179	152,169	27,511	45,347		418,942
Residential mortgages	3,365	5,179	7,333	14,397	16,048	48,589	96,756	17,971	1,753	(1)	211,391
Personal and credit cards	2,593	1,608	2,166	2,072	2,557	7,746	16,465	4,824	41,911		81,942
Business and government	16,036	16,292	11,915	8,294	9,881	17,844	38,948	4,716	5,089	(2)	129,015
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,406)		(3,406)
Customers’ liabilities under acceptances	7,274	2,606	129	–	1	–	–	–	–		10,010
Other assets	–	–	–	–	–	–	–	–	28,511		28,511

Liabilities and equity
Deposits	$62,935	$49,585	$50,220	$32,157	$20,041	$47,069	$67,391	$12,258	$203,683		$545,339
Personal	6,529	6,284	9,611	7,562	8,460	17,213	18,245	269	100,040		174,213
Non-personal	56,406	43,301	40,609	24,595	11,581	29,856	49,146	11,989	103,643		371,126
Acceptances	7,274	2,606	129	–	1	–	–	–	–		10,010
Obligations related to securities sold short	1,526	83	279	660	272	3,015	10,919	10,987	2,422		30,163
Derivative financial instruments	1,182	1,427	1,610	658	1,028	3,420	7,611	11,750	–		28,686
Obligations related to securities sold under repurchase agreements and securities lent	74,187	8,817	4,719	1,691	1,601	–	–	–	–		91,015
Subordinated debentures	–	–	–	–	–	–	–	4,866	7		4,873
Other liabilities	209	340	324	159	199	1,862	2,983	3,332	23,569		32,977
Total equity	–	–	–	–	–	–	–	–	48,446		48,446

Off-Balance sheet commitments
Operating leases	$25	$53	$78	$76	$76	$257	$542	$587	$–		$1,694
Credit commitments(3)	2,617	5,700	10,039	10,704	15,119	14,124	57,532	14,717	5		130,557
Financial guarantees(4)	–	–	–	–	–	–	–	–	27,083		27,083
Outsourcing obligations	20	39	55	57	57	223	406	–	1		858
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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	As at April 30, 2014
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$55,899	$866	$176	$80	$184	$71	$113	$10	$10,540		$67,939
Trading assets	6,243	7,628	3,846	3,231	1,708	9,711	18,485	23,531	43,345		117,728
Financial assets designated at fair value through profit or loss	–	–	–	–	–	72	–	–	42		114
Securities purchased under resale agreements and securities borrowed	65,472	10,685	3,946	1,865	1,310	79	–	–	–		83,357
Derivative financial instruments	857	1,088	1,293	1,336	589	2,935	6,497	10,628	–		25,223
Investment securities	2,135	3,530	2,418	1,571	1,665	7,037	11,567	3,476	3,988		37,387
Loans	23,918	27,904	24,122	19,343	26,090	77,832	148,797	26,494	44,364		418,864
Residential mortgages	3,222	6,864	9,857	7,891	14,986	53,663	95,909	16,716	1,758	(1)	210,866
Personal and credit cards	3,043	1,844	2,252	2,000	1,913	7,413	15,254	4,482	40,969		79,170
Business and government	17,653	19,196	12,013	9,452	9,191	16,756	37,634	5,296	5,001	(2)	132,192
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,364)		(3,364)
Customers’ liabilities under acceptances	8,525	2,547	86	–	–	–	–	–	–		11,158
Other assets	–	–	–	–	–	–	–	–	30,002		30,002

Liabilities and equity
Deposits	$62,705	$53,667	$46,952	$41,567	$21,697	$43,456	$70,686	$8,553	$202,441		$551,724
Personal	6,898	6,805	7,819	9,090	7,853	17,507	18,293	256	98,788		173,309
Non-personal	55,807	46,862	39,133	32,477	13,844	25,949	52,393	8,297	103,653		378,415
Acceptances	8,525	2,547	86	–	–	–	–	–	–		11,158
Obligations related to securities sold short	338	475	733	364	1,600	3,783	7,432	9,740	3,345		27,810
Derivative financial instruments	1,233	1,246	1,222	1,496	639	3,794	8,154	11,134	–		28,918
Obligations related to securities sold under repurchase agreements and securities lent	74,520	5,512	3,246	3,433	1,666	–	–	–	–		88,377
Subordinated debentures	–	–	–	–	–	–	–	4,870	(6)		4,864
Other liabilities	551	71	219	212	144	1,140	3,344	2,933	22,850		31,464
Total equity	–	–	–	–	–	–	–	–	47,457		47,457

Off-Balance sheet commitments
Operating leases	$26	$54	$76	$77	$75	$262	$550	$602	$–		$1,722
Credit commitments(3)	1,221	6,105	9,010	9,343	12,098	14,804	57,577	10,600	5		120,763
Financial guarantees(4)	–	–	–	–	–	–	–	–	27,402		27,402
Outsourcing obligations	20	39	56	59	57	223	408	1	1		864
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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	As at October 31, 2013(1)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$48,721	$1,173	$163	$44	$13	$66	$40	$10	$11,988		$62,218
Trading assets	5,698	6,588	2,551	2,845	1,722	8,055	16,200	16,495	36,335		96,489
Financial assets designated at fair value through profit or loss	–	–	–	–	–	11	58	–	37		106
Securities purchased under resale agreements and securities borrowed	61,155	12,902	5,735	1,513	1,154	74	–	–	–		82,533
Derivative financial instruments	924	1,712	1,182	764	1,025	2,373	6,766	9,757	–		24,503
Investment securities	1,598	2,883	3,073	2,103	1,235	5,321	11,002	3,383	3,721		34,319
Loans	23,571	20,805	19,196	22,971	20,994	72,664	153,441	25,497	43,076		402,215
Residential mortgages	3,748	4,190	5,967	12,255	10,658	50,964	103,975	16,661	1,447	(2)	209,865
Personal and credit cards	4,499	1,337	1,885	2,345	1,827	6,152	13,629	4,326	40,008		76,008
Business and government	15,324	15,278	11,344	8,371	8,509	15,548	35,837	4,510	4,894	(3)	119,615
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,273)		(3,273)
Customers’ liabilities under acceptances	8,114	2,312	129	1	–	–	–	–	–		10,556
Other assets	–	–	–	–	–	–	–	–	30,705		30,705

Liabilities and equity
Deposits	$59,727	$60,296	$46,156	$18,572	$19,540	$50,778	$62,998	$8,123	$191,871		$518,061
Personal	8,693	8,440	8,400	7,900	7,205	17,902	17,051	190	95,267		171,048
Non-personal	51,034	51,856	37,756	10,672	12,335	32,876	45,947	7,933	96,604		347,013
Acceptances	8,114	2,312	129	1	–	–	–	–	–		10,556
Obligations related to securities sold short	406	32	1,009	209	792	3,434	10,601	6,011	2,483		24,977
Derivative financial instruments	1,065	1,812	1,609	1,248	1,128	3,313	9,106	9,986	–		29,267
Obligations related to securities sold under repurchase agreements and securities lent	56,290	14,104	4,256	434	2,419	5	–	–	–		77,508
Subordinated debentures	–	–	–	–	–	–	–	5,841	–		5,841
Other liabilities	406	601	228	192	247	856	3,736	3,009	22,772		32,047
Total equity	–	–	–	–	–	–	–	–	45,387		45,387

Off-Balance sheet commitments
Operating leases	$24	$51	$75	$71	$68	$245	$506	$499	$–		$1,539
Credit commitments(4)	3,042	3,143	9,637	11,671	12,060	11,728	64,194	2,670	5		118,150
Financial guarantees(5)	–	–	–	–	–	–	–	–	26,002		26,002
Outsourcing obligations	20	39	61	59	59	228	445	2	1		914
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

25.	Business combinations and divestitures

Sale of investment in CI Financial Corp.

On June 17, 2014 the Bank sold 82.8 million shares of its investment in CI Financial Corp. (representing 29.1% ownership) at a price of $31.60 per share. The remaining holdings of 21.8 million shares, representing 7.7% ownership, were reclassified to available-for-sale securities at market value. The total pre-tax gain of $643 million, is included in Other operating income – Other. As at July 31, 2014, the carrying value of the remaining holdings was $770 million.

Canadian acquisition

Canadian Tire Financial Services

On May 8, 2014, the Bank announced its agreement to acquire a 20% equity interest in Canadian Tire Financial Services (CTFS), from Canadian Tire Corporation (Canadian Tire) for $500 million in cash (the transaction). Under the agreement Canadian Tire has an option to sell up to an additional 29% equity interest to the Bank within the next 10 years at the then fair value. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value. The Bank will also provide a funding commitment to CTFS of $2.25 billion for financing credit card receivables. This transaction is subject to customary closing conditions and regulatory approvals and is expected to close in the fourth quarter of 2014. This investment, after closing, will be accounted for under the equity method of accounting.

Scotiabank Third Quarter Report 2014    79

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

International acquisition

Cencosud Administradora de Tarjetas S.A.

On June 20, 2014, the Bank announced the acquisition of a 51% controlling interest in Cencosud Administradora de Tarjetas S.A., and certain other smaller entities (collectively, CAT), from Cencosud S.A. (Cencosud), for approximately $300 million in cash. CAT is the financial services business of Cencosud and distributes credit cards and consumer loans in Chile. The Bank and Cencosud have also entered into a 15 year partnership agreement to manage the credit card business and provide additional products and services to customers of both organizations. The transaction is subject to customary closing conditions and regulatory approvals in Chile and Canada and is expected to close in the fourth quarter of 2014. The transaction, after closing, will result in the consolidation of CAT’s assets and liabilities in the Bank’s consolidated financial statements. As part of the acquisition, the Bank has committed to fund 100% of CAT’s loan portfolio which includes approximately $1.3 billion in outstanding balances in Chile. If the partnership agreement is not renewed at the end of the 15 year term, the Bank’s funding to CAT shall be re-paid and Cencosud has the right to reacquire the 51% controlling interest in CAT from the Bank at fair market value.

26.	Events after the Consolidated Statement of Financial Position date

Dividend declared

The Board of Directors, at its meeting on August 25, 2014, approved a quarterly dividend of 66 cents per common share. This quarterly dividend applies to shareholders of record as of October 7, 2014, and is payable October 29, 2014.

Approval of interim financial statements

The Board of Directors reviewed the July 31, 2014 condensed interim consolidated financial statements and approved them for issue on August 26, 2014.

80    Scotiabank Third Quarter Report 2014

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2014

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Annual Meeting date for fiscal 2014

The Annual Meeting for the fiscal year 2014 is scheduled for April 9, 2015.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at 416-866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 26, 2014, at 8.00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 849-1847 or 1-866-530-1554 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 26, 2014, to September 10, 2014, by calling (647) 436-0148 or 1-888-203-1112 (North America toll free) and entering the identification code 9882752#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Shareholders (continued):

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Third Quarter Report 2014    81

The Bank of Nova Scotia is incorporated in Canada with limited liability.